04 ANNUAL REPORT



PPD®

Our mission is to assist our clients and partners in maximizing returns on their R&D investments.

Our vision is to be the global leader in our industry based on consistent quality and execution, customer-aligned service and constant innovation.

TABLE OF CONTENTS

COVER PHOTO *PPD is the only CRO using this high-tech robotic for inhalation services to more quickly analyze nasal spray samples for spray content uniformity, handling up to 20 samples in 13 hours.*

In thousands in U.S. dollars, except per share data, for years ended December 31, 2001, 2002, 2003 and 2004


NET REVENUE(1)
431,541
562,649
669,498
773,940
2001
2002
2003
2004


NET INCOME(2)
49,167
71,384
91,155
98,797
2001
2002
2003
2004


EARNINGS PER DILUTED SHARE(2)
0.94
1.29
1.62
1.74
2001
2002
2003
2004


SHAREHOLDERS' EQUITY
302,635
440,337
512,521
635,310
2001
2002
2003
2004


WORKING CAPITAL
152,829
187,696
156,602
257,103
2001
2002
2003
2004


BACKLOG
674,207
974,374
1,120,219
1,292,777
2001
2002
2003
2004

(1) *Excludes reimbursed out-of-pockets of $29,092, $46,008, $57,485 and $67,316 for the years ended December 31, 2001, 2002, 2003 and 2004, respectively. Net revenue for these same periods reported in accordance with GAAP, which includes reimbursed out-of-pockets, was $460,633, $608,657, $726,983 and $841,256, respectively.*

(2) *Excludes impairments of equity investments of $0 and $33,787 for the years ended December 31, 2001, and 2002, respectively. For the year ended December 31, 2003, excludes the costs to acquire the dapoxetine patents from Eli Lilly and Company, gain on sales of assets, restructuring charges related to the discovery sciences group and impairments of equity investments, net, of $65,000, $5,738, $1,917 and $10,078, respectively. For the year ended December 31, 2004, excludes the gain on sales of assets, restructuring charges, impairments of equity investments and tax benefit associated with release of capital loss carryforwards of $82, $2,619, $2,000 and $3,721, respectively. Net income for these periods reported in accordance with GAAP, which includes these items and the related tax benefits and expense, was $49,167, $39,897, $46,310 and $98,888, respectively. Earnings per diluted share for these periods reported in accordance with GAAP, which includes these items and the related tax benefits and expense, were $0.94, $0.72, $0.82 and $1.74, respectively.*

Note: For a tabular reconciliation of these non-GAAP financial measures, please see the "GAAP/Non-GAAP Reconciliation" under "News & IR Presentations" in the investors section of our Web site at www.ppdi.com.



CORPORATE HEADQUARTERS
Wilmington, North Carolina

AFRICA
Johannesburg, South Africa

WESTERN EUROPE
Brussels, Belgium
Cambridge, England
Southampton, England
Maisons-Alfort, France
Karlsruhe, Germany
Munich, Germany
Nuremberg, Germany
Milan, Italy
Ede, Netherlands
Bellshill, Scotland
Kersewell, Scotland
Madrid, Spain
Stockholm, Sweden

THE AMERICAS
Buenos Aires, Argentina
São Paulo, Brazil
Menlo Park, California
San Diego, California
San Francisco, California
Mississauga, Canada
Santiago, Chile
Highland Heights, Kentucky
Columbia, Maryland
Rockville, Maryland
Cambridge, Massachusetts
Mexico City, Mexico
New Hope, Minnesota
Hamilton, New Jersey
New York, New York
Durham, North Carolina
Morrisville, North Carolina
Blue Bell, Pennsylvania
Austin, Texas
Richmond, Virginia
Middleton, Wisconsin

ASIA/PACIFIC RIM
Box Hill, Australia
Melbourne, Australia
Beijing, China
Hong Kong
Mumbai, India
Seoul, Korea
Singapore
Taipei, Taiwan
Bangkok, Thailand

CENTRAL & EASTERN EUROPE
Prague, Czech Republic
Budapest, Hungary
Warsaw, Poland

MIDDLE EAST
Tel Aviv, Israel



Helping clients accelerate the delivery of safe and effective therapeutics to patients, PPD ended 2004 with more than 6,600 professionals based regionally around the world as well as in corporate offices in 28 countries.

FINANCIAL HIGHLIGHTS	
Share Price	Improved 53%
Revenue	Grew 15.7%
Backlog	Increased 15.4%





Fred N. Eshelman, Pharm.D.
Chief Executive Officer



Ernest Mario, Ph.D.
Chairman of the Board

TO OUR SHAREHOLDERS

In 2004 a number of political and regulatory events occurred that will influence change in the pharmaceutical, biotechnology and medical device industries in the future. Significant regulatory reform included implementation of the European Clinical Trials Directive, changes in India opening doors for global initiatives and the push for more post-market safety trials creating new opportunities. We believe the near-term and future environment resulting from these and other events will be conducive to our business model.

Our new business authorizations exceeded $1.2 billion, giving us a backlog of almost $1.3 billion at December 31, 2004.

The balance sheet improved once again, with $249 million in cash, cash equivalents and short-term investments at year end. Cash flow from operations totaled $179 million, with nearly $131 million in free cash flow.

STRATEGIC AND OPERATIONAL HIGHLIGHTS

We have two reporting segments — development services and discovery sciences/compound partnering. Significant progress was made in both segments in 2004.

DEVELOPMENT SERVICES

As in 2003, sales were a little soft in the first two quarters of 2004, but rebounded to record levels in the last half of the year. Entering 2005, we are seeing a number of large bidding opportunities.

Phase II-IV clinical trial service growth accelerated in Europe and Latin America, and we opened new offices in India and Korea. We continued to implement new management and data systems. The cGMP and bioanalytical laboratories continued to grow and exceeded targets for the year. The new Phase I unit in Austin, Texas, is on track to open in early April.

PHOTO LEFT *Our bioanalytical lab uses this state-of-the-art automation technology to process large volumes of samples with expert precision and accuracy.*

DISCOVERY SCIENCES

Based on FDA initiatives and independent market research, we decided to acquire the biomarker business from SurroMed. This transaction closed in early February 2005. We look forward to opportunities to employ this technology across discovery and development.

COMPOUND PARTNERING

We began 2004 with the goal of having four compounds in the clinic by the end of the year. We accomplished that with dapoxetine, SYR322, implitapide and Chemokine 0214 on which we hold an option to license.

We are particularly excited about SYR322, a DPP IV inhibitor being tested in type II diabetics. The program has run exactly to schedule. We were in Phase Ib in February 2005 with plans for Phase II trials in early April 2005 and the possibility of Phase III trials prior to year end. An investigational new drug (IND) application was filed in December 2004 for a follow-up DPP IV inhibitor, SYR619. Phase I studies for that inhibitor are set for early April 2005.

At the end of 2004, Johnson & Johnson submitted the new drug application (NDA) for dapoxetine, and it was accepted for filing by the FDA in February 2005. This was another significant milestone for our strategy.

We should have results from the implitapide trials in the third quarter 2005, allowing us to make a decision regarding further development and potential licensing for this compound.

The Chemokine Phase I trial is in process, and we should have results in the first half of 2005.

GOING FORWARD

These are dynamic, exciting times for our business. With change, there is opportunity, and we will certainly try to stay ahead of the curve. To paraphrase hockey great Wayne Gretzky, we will attempt to anticipate where the puck will be on the next move rather than following where it is headed at the moment.

The development services business is coming off a very strong quarter, and we hope that the various components will continue to strengthen. We are making substantial investments in facilities, instruments, information technology and people, the primary drivers of our success. We are continuing to do our best to hire performance-driven employees while bolstering our global training and retention programs.

Our compound partnering efforts are approaching the point where we should be able to convert from earnings dilution to contribution. If the dapoxetine NDA is approved, we will be positioned to receive additional milestone payments and begin receiving a royalty stream from sales. As the DPP IV program advances, we believe that it will attract great interest from commercialization partners. We will also continue to search for new opportunities.

With a strong board of directors and a seasoned management team, PPD is committed to creating and capitalizing on opportunities from the changing industry environment. We will continue to improve on our track record of generating shareholder value.





Altering R&D economics

Drug development is challenging, with traditional approaches often inefficient and costly. Research and development investments are escalating, yet the industry is producing fewer new medicines at a slower rate — new medicines deemed too expensive by many healthcare consumers.

R&D Directions (September 2004) projects that outsourced R&D expenditures by biopharmaceutical companies will reach $27.9 billion by 2008, more than doubling within a four-year span. Facing mounting economic pressures, biopharmaceutical companies are increasingly looking externally for assistance in accelerating development while reducing costs. *R&D Directions* projects that contract research organizations will receive an estimated two-thirds of the outsourced R&D investments.

The ability to anticipate and respond to industry and client challenges is at the core of our business approach. Utilizing our global expertise, resources and infrastructure, we believe we can increase efficiencies and streamline the development process outsourced by our clients. We see the compound partnering component of our business as a logical response to the challenges of drug development in today's changing healthcare environment where efficiency and speed to market are critical and multiple approaches are needed to optimize investments and build pipelines.





PHOTO (PAGE 7) *Our proprietary cytometry technology enables us to analyze and profile hundreds of cell populations and cell-surface markers in small volumes of whole blood and other biofluids.*

PHOTO LEFT *Our cGMP lab employs more than 160 high performance liquid chromatography (HPLC) instruments to provide method development, validation, stability and QC testing for clients.*

Making use of our experience in global drug development and leveraging our resources to help clients make calculated risks and planning decisions earlier than what has been traditional in drug development enable us to compress timelines. Given the ability to plan accordingly, we can work on earlier aspects of a study while planning concurrently for later stages. Likewise, we can apply our experience by creatively bridging steps in the discovery and development process to more efficiently produce approvable drugs.

For example, we developed a prototype that integrates the electronic data capture (EDC) technologies of Oracle Clinical and SAS-based data analysis with our proprietary technologies — MRLIN for lab data and PPD Patient Profiles for data review — into a single process allowing automatic summary analysis and review, without unmasking treatment assignments. With this ongoing review, final database and statistical analyses can be completed within a few days of last patient visit, significantly reducing time from the industry standard. In addition, in trials with interim safety monitoring, independent reviewers have access to summary reports on demand. Currently used for one compound partnering collaboration, we plan to apply this real-time analysis for many EDC studies.

Compound partnering allows us to tip the risk profile of discovery and development to our clients' advantage and maximize their R&D spend, by sharing the upfront risk and costs. In short, we think our compound partnering model offers a strategic and potentially very profitable prospect for our clients and partners.

This strategy also presents attractive opportunities for us to utilize our experience to selectively in-license and develop or jointly develop drug candidates in collaborative arrangements. With a pipeline of products, we create value for our clients while optimizing our potential for long-term revenue. ☐

PHOTO RIGHT *To deliver the most accurate measurement of cholesterol sub fractions, our specialty Phase I-IV central lab processes plasma samples using ultracentrifugation at speeds up to 30,000 RPM to separate lipid components within samples.*


Aggressive timelines to market

Advanced technology has led to more lead compounds and candidates, leaving pharmaceutical companies and biotechnology companies without the resources to develop them all in a timely manner. To help clients navigate these challenging realities and maximize the return on their R&D investments, we provide compound partnering opportunities. PPD met its goal to end the year with four drug candidates in clinical development, culminating with a NDA submission to the U.S. Food and Drug Administration (FDA) for dapoxetine in December.

ALZA Corporation filed the NDA for dapoxetine for the treatment of premature ejaculation, the most common male sexual dysfunction, affecting as many as one-third of men worldwide at some time in their lives. This first PPD compound partnering collaboration dates back to 1998 when we entered an agreement with Eli Lilly and Company. PPD helped bring the drug to Phase II proof-of-concept within a year, and in 2001 granted ALZA, which was subsequently acquired by Johnson & Johnson, an exclusive license to develop and commercialize dapoxetine. ALZA submitted the NDA in December 2004.

If approved, dapoxetine would be the first prescription treatment designed specifically to treat premature ejaculation, and we would receive additional milestones and royalty payments from ALZA with no further expense.





PHOTO ABOVE *Syrrx uses its high-throughout robot, Agincourt™, in an arsenal of tools fueling its technology-driven research engine.*

PHOTO RIGHT *Syrrx composite DPP IV pharmacophore.*

Our compound partnering collaboration with Syrrx continues to illustrate the possibility of cutting time and costs in development, powered by Syrrx's efficient, technology-driven research engine coupled with our global development expertise.

In September, PPD and Syrrx submitted to the FDA an IND application for SYR322, a Syrrx-designed human dipeptidyl peptidase IV (DPP IV) inhibitor for the treatment of type II diabetes. This type of diabetes accounts for about 90 percent of the diabetes population in the U.S. with approximately one million new cases diagnosed each year. The IND was submitted in less than 30 months from first experiments on the target and within our original timeframe for submission. Phase I studies began in late October with Phase II studies set to begin in April 2005.

In December, we submitted a second IND for a Syrrx-designed DPP IV inhibitor, SYR619. The primary differentiator between the first and second DPP IV inhibitor is that each is from a different and separately patentable chemical class, reflecting the diversity and depth of the DPP IV program.



We believe the development times being achieved by Syrrx and PPD beat the industry norm. Progressing from gene to patient in 32 months is the kind of success that has the ability to alter R&D economics. We are implementing an aggressive development plan to continue to progress both compounds.

Our collaboration with Bayer AG continues to progress with the implitapide Phase II study enrollment completed in January 2005 and data expected by year end. Implitapide is an inhibitor of a key enzyme involved in the assembly and release of cholesterol and triglyceride from the liver and intestinal tract. We are studying the compound to identify a safe, effective dose for patients with genetic or inherited forms of high cholesterol. If approved, implitapide will compete in segments of the growing lipid market estimated at $21 billion in the U.S.

Chemokine Therapeutics Corp. submitted an IND for compound CT0214 in 2004 and a Phase I study began in October. Data is due from the blinded trial in first quarter 2005. Our agreement with Chemokine provides an option to license the proprietary peptide that helps the body produce more white blood cells.

With an expectation to improve overall cycle times and reduce development costs, our compound partnering approach connects our development resources with the discovery efforts of our partners. ☐



A clinic built on best practices

Our Phase I operations in Austin, Texas, grew 32 percent from 2003 to 2004 and 70 percent from 2000 to 2004. To accommodate demand, we are relocating our clinic in Austin to new facilities in April 2005. This new facility will capitalize on our strengths in conducting first-in-man trials, cardiac monitoring and large, complex, procedure-intensive trials. Advantages of the new clinic:

Designed for increased efficiencies with insight from our 18 years of experience, best practices, and client and volunteer feedback

---

128,000-square-foot facility, twice the size of our previous clinic, providing greater capacity to handle more projects simultaneously

---

Increased bed capacity from 200 to 300

Telemetry capacity of 64 channels, providing clients superior technology for cardiac monitoring







3,000-square-foot pharmacy with an improved sterile compounding environment; temperature and humidity control and monitoring system; separate clean room featuring a positive pressure environment for sterile filtered air; and increased pharmacy dose preparation space and storage

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Pharmacokinetics lab with centralized work areas featuring logical juxtaposition for blood processing, harvesting, specimen storage and shipping

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Expanded clinical lab with increased number of chemistry, immunochemistry and hematology analyzers

We believe the new facility will be beneficial to employees as they conduct their jobs, study volunteers who stay in this modern, participant-friendly environment and clients reaping the advantages of streamlined comprehensive trial management. ☐

PHOTO LEFT *Chemical analyzers are used by medical technicians at our Phase I clinic to help determine if volunteers qualify to participate in a study.*

New services, increased efficiencies, expanded client base



The investment to launch a single new drug has escalated an estimated 55 percent in five years (*R&D Directions*, May 2004). From screening investigational agents for clinical evaluation to developing biopharmaceuticals with an approach to reduce time and costs to market, we deploy our global expertise and resources while utilizing a best practice approach to increase operational efficiencies and streamline the development process.

To enhance screening of investigational agents, we expanded our specialized anticancer nonclinical lab offerings to provide biomarker services, including in-house expertise in identifying indicators, or biomarkers, of targets in cancer and the effect of blocking those targets. In addition, we increased our offerings of oncology models and added models for type II diabetes.

Our anticancer nonclinical lab initiated internal design and development of a proprietary Web-based data management program to further efficiency of study design, execution, monitoring and reporting. Staff can monitor project timelines while clients have password-protected access to study data.





PHOTO LEFT *With more than 30 impactors, our inhalation services group in the cGMP lab analyzes aerosol product particle size with precision.*

PHOTO FAR RIGHT *Throughput technology helps our scientists evaluate analytes in fluids and tissues for proteins that correlate to clinical biomarkers for cancer.*





With interest growing in biological therapeutics, we established a cell-based lab to analyze biological molecules, furthering our immunogenicity testing service. Biological therapeutics can elicit an antibody response that potentially leads to serious clinical consequences. Cell-based bioassays determine if those antibodies to a drug have the ability to neutralize drug efficacy.

Our cGMP lab continued to capture market share for its inhalation services, gaining new client programs and expanding ongoing studies. Our biopharmaceutical services experienced significant growth, with revenues increasing more than 100 percent in 2004 compared to 2003. The addition of microbiological testing now enables us to fully support the stability and quality control testing needs of our clients.

The Phase II-IV specialty central lab now provides enhanced services for analyzing and tabulating safety and efficacy data, generally enabling submission of real-time data in SAS tables to regulatory agencies within two weeks of sample collection.

PHOTO ABOVE LEFT *Scientist working in our bioanalytical cell culture lab.*

PHOTO ABOVE RIGHT *Scientist using the most advanced imaging system available for our inhalation services.*



We established study startup teams of dedicated senior personnel to drive regulatory document process and budget negotiations at the site level. Teams centralize and prioritize activities between receipt of final protocol and drug shipment to investigative sites to continuously improve cycle times for study startup. Based on positive feedback from staff and clients, the program will expand in 2005.

The implementation of a customized clinical trial management system enables us to provide clients more real-time data on study status. The technology standardizes processes and reporting across operations globally and increases productivities and efficiencies among clinical staff. Currently supporting Phase II-III and government trials, launch for Phase IV is scheduled for 2005.

Our customized project progression and resource management tool, which is used in conjunction with our project managers' experience and insight, provides efficient, cost-effective study management. Enabling proactive planning, prioritization of study activities and resource management, the system will be used for most newly awarded Phase II-IV studies.





PHOTO ABOVE *Our specialty Phase I-IV central lab uses HPLC to identify and measure indicators that may forecast cardiovascular disease.*

To advise clients on regulatory changes affecting trial conduct throughout the European Union (E.U.), our regulatory affairs group focuses on implementing the Clinical Trials Directive. Successful submission of new trial applications in nearly all E.U. countries under the directive demonstrates our preparedness.

We launched a portfolio of global EDC technologies, including expanded support for two preferred solutions, PPD GlobalView and Oracle® Clinical Remote Data Capture (RDC) 4.5, for real-time Web-based data entry, management and reporting for clinical trials and registries.

We restructured our business development efforts to better align with market segments related to product lifecycle maximization. Combining this with heightened marketing programs for growing recognition of our services and maturing of our market development group launched in 2003, we have significantly penetrated new target markets.

Expanding awareness of our registries and observational studies resulted in double the number and contract value of awarded programs. PPD GlobalView was used as the online EDC tool for many of these programs.

Proving an ability to meet and exceed client expectations, 87 percent of our medical communications' clients from 2003 are still working with us in 2004. In addition, 55 percent of clients have worked with these experts for more than four years.

We launched a medical device division, offering clinical services for developing stents, devices and therapies for interventional cardiology, endovascular, neurology and orthopedic disorders, and wound care. Providing regulatory expertise, the staff has a combined experience of more than 30 years reviewing FDA device submissions. ☐

PHOTO RIGHT *We measure a variety of complex lipid parameters including lipoprotein (a) and remnant lipoprotein cholesterol assist in determining patients' cardiac risk status.*


POLYMEDCO

Therapeutic expertise, complex global studies

Global regulatory reform and large treatment-naïve populations are driving expansion of research in many relatively untapped countries. With a presence in 64 countries through offices, regional monitors and alliances, we apply extensive experience to conduct complex global clinical trials. Our worldwide resources and cross-functional therapeutic programs enable us to manage simultaneous multinational trials efficiently and effectively to maximize the return on clients' R&D investment.

At year-end 2004, PPD was conducting 110 global Phase II-IV studies and running more than 800 active study protocols in our top five therapeutic areas: antiviral/anti-infective, cardiopulmonary, central nervous system (CNS), endocrine/metabolic and hematology/oncology. These areas align with the industry's top research priorities based on number of drugs in development (*R&D Directions*, October 2004).





At year-end 2004, our global studies included:

Oncology trials in virtually every major tumor type, with many being large studies encompassing several hundred patients at more than 100 sites in 15-20 countries

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CNS trials in epilepsy, Alzheimer's and multiple sclerosis

Antiviral/anti-infective studies including an HIV expanded-access trial in more than 30 countries with thousands of patients and a large endocarditis study

---

Immunology trials including rheumatoid arthritis (RA), juvenile RA and psoriatic arthritis

---



Cardiovascular and metabolic studies including high cholesterol and type II diabetes

---

Urology trials including enlarged prostate with long-term follow-up and genitourinary disease

---

Osteoporosis trials including one involving more than 6,000 patients with five-year follow-up

---

Critical care trials including blunt trauma involving hundreds of patients at more than 100 sites

As 2004 ended, we were managing more than 200 protocols, primarily global, for the National Institutes of Health, Department of Defense and Centers for Disease Control and Prevention. Demand for our services in this government sector remained strong with indications including vaccine, biodefense, infectious/parasitic, HIV and HIV vaccine at more than 700 sites. ☐


echnological advances
API 5000
LC/MS/MS

As product offerings or tools to conduct our services, the advanced technologies core to our business are powerful solutions that minimize redundancies, integrate systems and enhance communications. We strive to anticipate and add advanced technologies that span preclinical through post market to help us further our clients' needs.

Expecting accelerated demand for biomarker services in response to the FDA initiative targeting biomarkers to improve drug efficacy and safety evaluation, we acquired substantially all of SurroMed's biomarker assets. Biomarkers are components of bodily fluids indicative of the progression or presence of a disease. We can now incorporate biomarker services at any point in the development cycle, including at early patient evaluation in Phase II.

In addition, we deployed new and upgraded systems and products including those highlighted as follows.

We launched our Phase I adverse event (AE) module for real-time capture of AEs in our Oracle database allowing clients to access the data via our secure Web site, PPD DirectConnect™. The module is 21 CFR compliant and fully validated.

Within a year of launch to Phase I clients, the PPD DirectConnect Web portals grew to more than 90 studies while the previously launched Phase II-IV business grew 18 percent. Designed for efficient and timely communications and information flow, this secure clinical project management technology is tailored to specific client needs.

Our bioanalytical lab completed a major enhancement to its lab information management system (LIMS), improving the ability to track samples and assay results, produce customized reports, and conduct QA trend analysis and project audit tracking. Adding instruments to meet client demand, we increased LC/MS/MS capacity by 32 percent.

PHOTO LEFT *PPD is one of the first two CROs to have the Sciex API 5000™, the most sensitive mass spectrometer for small molecule analysis available. This robust high-throughput Sciex instrument is used by our bioanalytical lab across all phases of biopharmaceutical development.*

In our cGMP lab, we launched electronic data management software to automate backup and tracking of data files generated by lab equipment. The technology improves access and version control of secure client data. We also developed a new module for our LIMS to more efficiently manage contracts, projects and sample testing data.

We deployed a LIMS that is 21 CFR compliant and fully validated for our Phase I-IV central lab, providing clients a high degree of customization of data.

A hardware upgrade to a proprietary remote lab data access system for our specialty central lab clients provides an overall reduction in response time for the user. The online system manages simultaneous queries by multiple users without service disruption or delay.

An automated system to detect highly critical lab values implemented in our Phase II-IV specialty central lab prompts voice alerts to investigator sites and triggers automatic faxing to sites of these and other values of concern. The technology enables accurate capture of critical values, provides timely notification to investigators and gives an audit trail of critical calls and faxes.

The specialty central lab added enhanced genomic sample DNA extraction and packaging for clients using automated DNA extraction technology, resulting in maximized throughput extractions, increased capacity, improved productivity and standardized DNA product. The services now position us in the genomic sample-handling market.

Use of document imaging for case report forms and queries grew significantly, and we expanded use of this technology for serious AE documents, key regulatory documents and clinical study files.

We launched application service provider services for Oracle's AE reporting system to provide our pharmacovigilance and medical communications clients full access to their safety data.


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As a leading global provider of discovery and development services and products for pharmaceutical, biotechnology and medical device companies. PPD applies innovative technologies, therapeutic expertise and a commitment to quality to help clients maximize the return on their R&D investments. With proven discovery through post-market resources, the company also offers in-licensing and out-licensing opportunities. PPD has more than 6,600 professionals in 28 countries around the world.
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- Clinical research associates - various regions
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What's New?
View the new PPD cGMP laboratory online tour to learn about our cGMP testing capabilities.
PPD held a data accuracy symposium for medical device submissions on 26 September 2004 in Washington, D.C. Sign up to view the free Webcast of this event now.
Read Volume VI of PPD E-News, which focuses on study feasibility.
Corporate News
PPD expands clinical operations and realigns management team in Asia >>more
PPD reports fourth quarter and year end 2004 financial results. Sign up and listen to the Webcast. >>more
PPD and CMIC alliance expands CRO offerings in Japan >>more
PPD acquires biomarker assets from SurroMed >>more
NDA submitted for dapoxetine >>more
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After soliciting feedback from clients, investors and media, we launched a new Web site. Meeting government requirements for disabled users, www.ppdi.com offers improved performance and functionality.

We upgraded our Oracle Clinical technologies to provide its latest RDC tool offering the ability to enter case report form data in Adobe portal data format (pdf).

We released an enhanced version of eLoader, our software that automates loading and conversion of external data into Oracle Clinical. It is the only technology providing a gateway for loading data directly from external sources into Oracle Clinical and Thesaurus Management System.

PPD released OC2SDS, the first standardized and validated software that converts Oracle Clinical data to submission-ready data sets that follow standards recently adopted by the FDA. □



Global growth




300 250 200 100

The significant experience and expertise of our professionals globally constitute the core operational strength of PPD. In 2004 we continued to build our competencies by increasing headcount by more than 900 professionals and strategically growing our infrastructure in key markets around the world to meet the development needs of our clients. We expanded 18 offices globally — nine in Europe, three in Latin America and six in North America, and opened a new office in Seoul, Korea.

Our operations in Latin America experienced tremendous growth, exceeding our revenue, operational income and authorization targets every quarter. We grew the staff by more than 65 percent.

We expanded our bioanalytical lab's immunochemistry operations, increasing capacity by approximately 25 percent while the cGMP lab's stability storage grew by 74 percent. To accommodate demand for cGMP core and newer specialty services, we are also upfitting a 33,500-square-foot addition.

PPD also announced plans to build a new worldwide headquarters in Wilmington, North Carolina. The new 12-story, 400,000-square-foot building is expected to be completed in November 2006 and will consolidate Wilmington operations into one location. □

Financial section

Selected Financial Data

in thousands, except share and per share data

The following table represents selected historical consolidated financial data. The statement of operations data for the years ended December 31, 2002, 2003 and 2004 and balance sheet data at December 31, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this report. The statement of operations data for the year ended December 31, 2000 and 2001, and the balance sheet data at December 31, 2000, 2001 and 2002 are derived from audited consolidated financial statements not included in this report. The historical results are not necessarily indicative of the operating results to be expected in the future. The selected financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes to the financial statements included elsewhere in this report.

Consolidated Statement of Operations Data

	Year Ended December 31,				
	2000	2001	2002 (1)	2003 (1)	**2004**
Net revenues	$ 372,650	$ 460,633	$ 608,657	$ 726,983	**$ 841,256**
Operating expenses (2)	329,103	388,041	500,212	651,963	**690,704**
Gain on sale of assets (3)	-	-	-	(5,738)	**(82)**
Restructuring charges (4)	-	-	-	1,917	**2,619**
	329,103	388,041	500,212	648,142	**693,241**
Income from operations	43,547	72,592	108,445	78,841	**148,015**
Impairment of equity investments, net (5)	-	-	(33,787)	(10,078)	**(2,000)**
Other income, net	7,284	5,414	3,989	2,482	**3,830**
Income before provision for income taxes	50,831	78,006	78,647	71,245	**149,845**
Provision for income taxes	18,521	28,747	38,645	24,935	**50,957**
Income before equity in net loss of investee	32,310	49,259	40,002	46,310	**98,888**
Equity in net loss of investee, net of income taxes	-	92	105	-	**-**
Net income	$ 32,310	$ 49,167	$ 39,897	$ 46,310	**$ 98,888**
Net income per common share:					
Basic	$ 0.65	$ 0.95	$ 0.73	$ 0.83	**$ 1.75**
Diluted	$ 0.64	$ 0.94	$ 0.72	$ 0.82	**$ 1.74**
Weighted average number of common shares outstanding:					
Basic	49,930	51,689	54,710	55,774	**56,348**
Dilutive effect of stock options	424	805	633	512	**556**
Diluted	50,354	52,494	55,343	56,286	**56,904**

Consolidated Balance Sheet Data

	As of December 31,				
	2000	2001	2002	2003	**2004**
Cash and cash equivalents and short-term investments	$ 76,411	$ 143,173	$ 181,224	$ 110,102	**$ 249,368**
Working capital [(6)]	106,903	152,829	187,696	156,602	**257,103**
Total assets	344,915	465,400	692,120	779,181	**975,201**
Long-term debt and capital lease obligations, including current portion	1,967	3,074	8,406	7,662	**6,970**
Shareholders' equity	233,943	302,635	440,337	512,521	**635,310**

(1) For 2002 and 2003, results of operations for acquisitions which occurred during the year are included in our consolidated results of operations as of and since the effective date of the acquisitions. For further details, see Note 2 to Notes to Consolidated Financial Statements.

(2) For 2003, operating expenses include a $65.0 million cash payment to Eli Lilly & Company to acquire Lilly's rights to dapoxetine.

(3) For 2003, gain on sale of assets related to the restructuring of our Discovery Sciences Group. For further details, see Note 1 to Notes to Consolidated Financial Statements.

(4) For 2003 and 2004, restructuring charges related to the restructuring of our Discovery Sciences Group. For further details, see Note 1 to Notes to Consolidated Financial Statements.

(5) For 2002, 2003 and 2004, impairment of equity investments, net includes charges to earnings for other than temporary declines in the fair market value of our investment. For further details, see Note 6 to Notes to Consolidated Financial Statements.

(6) Working capital equals current assets minus current liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes. In this discussion, the words "PPD", "we", "our" and "us" refer to Pharmaceutical Product Development, Inc., together with its subsidiaries where appropriate.

FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements within the meaning of the federal securities laws. These statements relate to future events or our future financial performance. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, expectations, predictions, assumptions and other statements that are not statements of historical facts. In some cases, you can identify forward-looking statements by terminology such as "might", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "intend", "potential" or "continue", or the negative of these terms, or other comparable terminology. These statements are only predictions. These statements rely on a number of assumptions and estimates that could be inaccurate and that are subject to risks and uncertainties. Actual events or results might differ materially due to a number of factors, including those listed in "Potential Volatility of Quarterly Operating Results and Stock Price" and in "Business — Factors that Might Affect our Business or Stock Price" included in our annual report on Form 10-K for the year ended December 31, 2004. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

EXECUTIVE OVERVIEW

Because our revenues are dependent on a relatively small number of industries and clients, we closely monitor the market for our services. For a discussion of the trends affecting our market, see "Business — Trends Affecting the Drug Discovery and Development Industry" in our annual report on Form 10-K for the year ended December 31, 2004. Our new business authorizations for the first two quarters of 2003 were lower than we expected. In response, we refocused our business development and operational efforts to increase new business authorizations. We believe that those efforts, together with a stronger market for CRO services in the second half of 2003 and in 2004, resulted in increased new authorizations for those periods.

While we cannot predict the demand for CRO services in 2005, we believe the overall historical market drivers for our industry are intact. To grow authorizations in 2005, we plan to focus on our business development efforts, including increasing the percentage of successful proposals, and the delivery of timely, high quality services to our clients. We continue to believe there are several specific opportunities for growth in 2005. We currently conduct a significant amount of government-sponsored research and plan to continue our efforts to win new opportunities in this market. Our Latin American and European Phase II through IV units had an excellent year in 2004 and we believe there are opportunities for continued growth in these areas. We have also experienced an increase in the demand for our Phase I services and are expanding our Phase I clinic in Austin, Texas to 300 beds to enhance our ability to service large, complex studies. This expansion should be completed in April 2005. In 2004, the demand for our bioanalytical and GMP services increased and we have expanded our GMP laboratory facilities and invested in new equipment to meet this increased demand. Finally, we also believe the demand for our post-marketing development services will continue to grow and we will also seek to expand our medical device services.

We review various metrics, including period-to-period growth in backlog, new authorizations, cancellation rates, revenue, margins and earnings, to evaluate our financial performance. In 2004, we had record new authorizations of $1.2 billion, an increase of 13.5% over 2003. The cancellation rate for 2004 was 22% compared to 24% in 2003. On a net basis, authorizations were up 17% in 2004 compared to 2003. Backlog grew 15% from $1.1 billion as of December 31, 2003 to $1.3 billion as of December 31, 2004. Backlog by client type as of December 31, 2004 was 58% pharmaceutical, 28% biotech and 14% government/other. Backlog by client type as of December 31, 2003 was 64% pharmaceutical, 23% biotech and 13% government/other. This change in the composition of our backlog from 2003 to 2004 reflects an increase in new authorizations from biotech clients. Net revenue by client type for the year ended December 31, 2004 was 65% pharmaceutical, 25% biotech and 10% government/other. Top therapeutic areas by net revenue for the year ended December 31, 2004 were oncology, anti-infective/anti-viral, central nervous system, circulatory/cardiovascular and endocrine/metabolic. For a detailed discussion of our revenue, margins, earnings and other financial results for the year ended December 31, 2004, see "Results of Operations — Year Ended December 31, 2004 versus Year Ended December 31, 2003" below.

Capital expenditures for the year ended December 31, 2004 totaled approximately $48.6 million. The majority of the capital expenditures were for software, computer hardware, the expansion of our Phase I unit, and new equipment for our bioanalytical and GMP labs. We bought new liquid chromatography/mass spectrometry instruments in 2004, bringing our total to 53. In addition to investing in our growing business, we are also focused on improving the efficiency of our operations by streamlining training matrices and clinical procedural documents, decreasing the number of documents needed for study initiation, centralizing regulatory document collection and rolling out a new clinical trial management system.

With respect to our Discovery Sciences segment, our compound collaboration arrangements allow us to leverage our resources and global drug development expertise to create new opportunities for growth and to share the risks and potential rewards of drug development. In 2003, in addition to furthering existing collaborations with ALZA Corporation, a subsidiary of Johnson & Johnson, and Bayer AG, we entered into new collaborations with Syrrx and Chemokine Therapeutics. For a discussion of these compound partnering arrangements, see "Business — Our Services — Our Discovery Sciences Group — Compound Partnering Programs" included in our annual report on Form 10-K for the year ended December 31, 2004. One of our primary goals in the discovery business at the beginning of 2004 was to end the year with four drug candidates in clinical development, and we delivered on that objective.

In September 2004, we filed an investigational new drug application for one Syrrx DPP IV inhibitor and started the Phase I trial for that inhibitor in late October 2004. This inhibitor is now in Phase Ib, which is when the drug is first administered to subjects suffering from the indication. We currently anticipate starting Phase II trials in April 2005. In December 2004, we filed an investigational new drug application for a second DPP IV inhibitor and a Phase I study for this second DPP IV inhibitor is scheduled to begin in April 2005. In February 2005, Takeda Pharmaceutical Company Limited announced that it entered into an agreement to acquire 100% of the equity of Syrrx, Inc. At this time, we do not know what impact, if any, this acquisition will have on the DPP IV collaboration with Syrrx.

In addition, ALZA Corporation submitted an NDA for dapoxetine in December 2004. The FDA accepted the dapoxetine NDA for filing in February 2005. As a result of these arrangements and the progression of our pipeline, we expect to incur significant R&D expense during 2005. Furthermore, in addition to progressing our existing collaborations, we will continue to evaluate opportunities for new collaborations and investments that we believe will help us achieve our mid- to long-term growth objectives.

In February 2005, we completed the acquisition of substantially all of the assets of SurroMed, Inc.'s biomarker business. The acquired business consists of services and technologies that support drug discovery and drug development by identifying biomarkers using biological, chemical and bioinformatics expertise and technologies. The new business is part of our Discovery Sciences segment and will expand our discovery business by adding biomarker discovery and patient sample analysis to the collection of services offered by us.

ACQUISITIONS

In 2002, we completed four acquisitions. For details regarding these acquisitions, see Note 2 to the Notes to Consolidated Financial Statements.

In July 2003, PPD acquired Eminent Research Systems, a clinical research organization specializing in medical device development, and Clinsights, a company affiliated with Eminent through common ownership that provides a range of post-market services to medical device and related pharmaceutical companies and operates proprietary web sites for the dissemination of medical information, online research and product marketing. As a result, Eminent and Clinsights are now part of the Development segment of PPD. Their results of operations are included in our consolidated results of operations as of and since July 18, 2003, the effective date of the acquisitions. PPD acquired Eminent and Clinsights for total consideration of $23.5 million in cash. Under the terms of the merger agreement, the original aggregate purchase price of $25.0 million was reduced by $1.5 million in the first quarter of 2004 as a result of an adjustment to the purchase price based on Eminent's closing balance sheet.

We accounted for all of the acquisitions in 2002 and 2003 under the purchase method of accounting, utilizing appropriate fair value techniques to allocate the purchase price based on estimated fair values of the assets and liabilities. The results of operations are included in our consolidated results of operations as of and since the effective dates of the acquisitions. For further details regarding these acquisitions, see Note 2 to the Notes to Consolidated Financial Statements.

INVESTMENTS

In March 2004, PPD loaned Oriel Therapeutics $0.9 million in the form of debt that is convertible into Oriel Therapeutics' Series B preferred stock at $2.00 per share. The loan is secured by a first lien on Oriel's assets. In January 2004, we purchased 5.0 million shares of Accentia Biopharmaceuticals, Inc. Series E convertible preferred stock for $5.0 million. At that time, we also received a Class A and Class B warrant, each to purchase up to an additional 5.0 million shares of Series E convertible preferred stock for $1.00 per share. In September 2004, we entered into a royalty stream purchase agreement with Accentia. Under the terms of that agreement, we paid Accentia a one-time cash payment of $2.5 million for the right to receive royalties on future sales of antifungal products for the treatment of chronic sinusitis. The royalties under this agreement equal 6% of the net sales of antifungal products sold prior to FDA approval and 7% of the net sales of these products sold after FDA approval, if FDA approval is obtained. In January 2005, PPD exercised the Class A warrant of Accentia for the purchase of an additional 5.0 million shares of Series E convertible preferred stock for $5.0 million. In February 2005, Accentia filed a registration statement with the SEC for its proposed initial public offering of its common stock. Accentia proposes to sell in this public offering, in addition to shares for its own account, up to $12.0 million of common stock issuable to us upon conversion of 5.0 million shares of the Series E convertible preferred stock held by us.

As a result of management's quarterly evaluations of our equity investments, during 2004 we recorded a charge to earnings of $2.0 million for an other than temporary decline in the fair market value of our investment in Chemokine Therapeutics Corp. See Note 6 to the Notes to Consolidated Financial Statements for a more detailed discussion of these investments

RESTRUCTURING CHARGES AND GAIN ON SALE OF ASSETS

In 2004, we recorded a $2.6 million restructuring charge associated with exiting our chemistry facility in Research Triangle Park, North Carolina. These charges include lease payments and termination costs, net of sublease rentals, of approximately $2.1 million and a loss on sale of assets used in our chemistry services of approximately $0.5 million. The lease termination liability will be paid over the remaining life of the lease which will end in 2015.

In July 2003, we announced the restructuring of our Discovery Sciences Group. In connection with this restructuring, we consolidated our Discovery Sciences operations into our Morrisville, North Carolina and Middleton, Wisconsin facilities, and discontinued offering functional genomics services in Menlo Park, California. In the third quarter, we incurred, recorded and paid a charge to earnings of $1.9 million for this restructuring. Restructuring charges included $0.9 million for one-time termination benefits, $0.7 million for facility charges and $0.3 million for other related charges.

As a part of the 2003 restructuring, we purchased 4.4 million shares of SurroMed, Inc. Series F convertible preferred stock in exchange for $12.0 million in cash and $12.0 million in tangible assets and intellectual property from our Menlo Park operations. The value of the tangible assets and intellectual property was based on an independent appraisal. We recorded a gain on sale of assets of $5.7 million as a result of this transaction. The majority of the remaining tangible assets of the restructured operations were transferred to our CRO Phase II through IV division and the remaining Discovery Sciences operations.

NEW BUSINESS AUTHORIZATIONS AND BACKLOG

New business authorizations, which are sales of our services, are reflected in backlog when we enter into a contract or letter of intent or receive a verbal commitment. Authorizations can vary significantly from quarter to quarter, and contracts generally have terms ranging from several months to several years. We recognize revenue on these authorizations as services are performed. Our new authorizations for the years ended December 31, 2002, 2003 and 2004 were $1,002.5 million, $1,068.2 million and $1,212.4 million, respectively.

Our backlog consists of new business authorizations for which the work has not started but is anticipated to begin in the near future, and contracts in process that have not been completed. As of December 31, 2004, the remaining duration of the contracts in our backlog ranged from one month to 114 months with an average duration of 27.6 months. Amounts included in backlog represent future revenue and exclude revenue that we have previously recognized. Once work begins on a project included in backlog, net revenue is recognized over the life of the contract. However, there can be no assurance that our backlog will ever be recognized as revenue. Our backlog as of December 31, 2002, 2003 and 2004 was $974.4 million, $1,120.2 million and $1,292.8 million, respectively.

RESULTS OF OPERATIONS

Revenue Recognition

We record revenue from fixed-price contracts on a proportional performance basis in our Development Group. To measure performance on a given date, we compare direct costs incurred through that date to estimated total contract direct costs. We believe this is the best indicator of the performance of the contractual obligations because the costs relate primarily to the amount of labor incurred to perform the service. Changes to the estimated total contract direct costs result in a cumulative adjustment to the amount of revenue recognized. For time-and-materials contracts in both our Development Group and Discovery Sciences Group, we recognize revenues as hours are worked, multiplied by the applicable hourly rate. For our Phase I and laboratory businesses, we recognize revenues from unitized contracts as subjects or samples are tested, multiplied by the applicable unit price.

In connection with the management of multi-site clinical trials, we pay, on behalf of our customers, fees to investigators and test subjects as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. Our clients reimburse us for these costs. As required by EITF 01-14, amounts paid by us as a principal for out-of-pocket costs are included in direct costs as reimbursable out-of-pocket expenses and the reimbursements we receive as a principal are reported as reimbursed out-of-pocket revenue. In our statements of operations, we combine amounts paid by us as an agent for out-of-pocket costs with the corresponding reimbursements, or revenue, we receive as an agent. During the years ended December 31, 2002, 2003 and 2004, fees paid to investigators and other fees we paid as an agent and the associated reimbursements were approximately $157.5, $172.5 and $226.9 million, respectively.

Most of the contracts for our Development Group can be terminated by our clients either immediately or after a specified period following notice by the client. These contracts typically require payment to us of expenses to wind down a study, fees earned to date, and in some cases, a termination fee or some portion of the fees or profit that we could have earned under the contract if it had not been terminated early. Therefore, revenue recognized prior to cancellation does not generally require a significant adjustment upon cancellation. If we determine that a loss will result from the performance of a fixed-price contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made.

The Discovery Sciences Group also generates revenue from time to time in the form of milestone payments in connection with licensing of compounds. Milestone payments are only recognized as revenue if the specified milestone is achieved and accepted by the customer, payment received and continued performance of future research and development services related to that milestone are not required.

Recording of Expenses

We generally record our operating expenses among the following categories:

- direct costs;
- research and development;
- selling, general and administrative;
- depreciation; and
- amortization.

Direct costs consist of appropriate amounts necessary to carry out the revenue and earnings process, and include direct labor and related benefit charges, other costs directly related to contracts, an allocation of facility and information technology costs, and reimbursable out-of-pocket expenses. Direct costs, as a percentage of net revenues, tend to and are expected to fluctuate from one period to another as a result of changes in labor utilization and the mix of service offerings involved in the hundreds of studies being conducted during any period of time.

Research and development, or R&D, expenses consist primarily of patent expenses, labor and related benefit charges associated with personnel performing internal research and development work, supplies associated with this work, consulting services and an allocation of facility and information technology costs.

Selling, general and administrative, or SG&A, expenses consist primarily of administrative payroll and related benefit charges, sales, advertising and promotional expenses, recruiting and relocation expenses, administrative travel, an allocation of facility and information technology costs, and costs related to operational employees performing administrative tasks.

Depreciation expenses consist of depreciation costs recorded on a straight-line method, based on estimated useful lives of 40 to 50 years for buildings, five years for laboratory equipment, two to five years for software, computers and related equipment and five to ten years for furniture and equipment, except for airplanes, which we depreciate over 30 years. We depreciate leasehold improvements over the shorter of the life of the relevant lease or the useful life of the improvement. We depreciate property under capital leases over the life of the lease or the service life, whichever is shorter.

Amortization expenses consist of amortization costs recorded on intangible assets on a straight-line method over the life of the intangible assets.

Year Ended December 31, 2004 Versus Year Ended December 31, 2003

The following table sets forth amounts from our consolidated financial statements along with the dollar and percentage change for the full year of 2004 compared to the full year of 2003.

	Year Ended December 31,			
dollars in thousands	**2004**	2003	$ Inc (Dec)	% Inc (Dec)
Net revenue:				
Development	**$ 759,629**	$ 654,019	$ 105,610	16.15%
Discovery sciences	**14,311**	15,479	(1,168)	-7.55%
Reimbursed out-of-pockets	**67,316**	57,485	9,831	17.10%
Total net revenue	**841,256**	726,983	114,273	15.72%
Direct costs:				
Development	**376,439**	316,942	59,497	18.77%
Discovery sciences	**5,491**	7,741	(2,250)	-29.07%
Reimbursable out-of-pocket expenses	**67,316**	57,485	9,831	17.10%
Total direct costs	**449,246**	382,168	67,078	17.55%
Research and development expenses	**15,852**	74,941	(59,089)	-78.85%
Selling, general and administrative expenses	**195,752**	166,253	29,499	17.74%
Depreciation	**28,609**	26,968	1,641	6.08%
Amortization	**1,245**	1,633	(388)	-23.76%
Gain on sale of assets	**(82)**	(5,738)	5,656	-98.57%
Restructuring charges	**2,619**	1,917	702	36.62%
Operating income	**148,015**	78,841	69,174	87.74%
Impairment of equity investments, net	**(2,000)**	(10,078)	8,078	-80.15%
Interest and other income (expense), net	**3,830**	2,482	1,348	54.31%
Income before taxes	**149,845**	71,245	78,600	110.32%
Provision for income taxes	**50,957**	24,935	26,022	104.36%
Net income	**$ 98,888**	$ 46,310	$ 52,578	113.53%
Net income per diluted share	**$ 1.74**	$ 0.82	$ 0.92	111.22%

Total net revenue increased $114.3 million to $841.3 million in 2004. The increase in total net revenue resulted primarily from an increase in our Development Group revenues. The Development Group's operations generated net revenue of $759.6 million, which accounted for 90.3% of total net revenue for 2004. The 16.2% increase in the Development Group's net revenue was primarily attributable to an increase in the level of global CRO Phase II through IV services we provided in 2004 as compared to 2003. Net revenue for the Development Group also increased by approximately $4.5 million due to the effect of the weakening of the U.S. dollar relative to the euro and the British pound based on 2004 revenue translated at the average exchange rates in 2003.

The Discovery Sciences Group generated net revenue of $14.3 million in 2004, a decrease of $1.2 million from 2003. The decrease in the Discovery Sciences net revenue was mainly attributable to the reduction in net revenue from chemistry services, which we stopped offering in the first quarter of 2004. In both 2003 and 2004, we received a $5.0 million dapoxetine milestone payment from ALZA. ALZA submitted an NDA for dapoxetine in December 2004. The FDA accepted this NDA for filing in February 2005. As a result, we are entitled to receive a one-time milestone payment of $10.0 million from ALZA within 30 days of the FDA's acceptance of the NDA.

Total direct costs increased $67.1 million to $449.2 million in 2004 primarily as the result of an increase in the Development Group direct costs. Development Group direct costs increased $59.5 million to $376.4 million in 2004. The primary reason for this increase was an increase in personnel costs of $40.3 million. Personnel costs increased due to hiring additional employees in our global CRO Phase II through IV division, increased incentive compensation accruals and increased costs in our foreign operations due to the weakening of the U.S. dollar. In 2003, incentive compensation accruals were lower than our normal accrual levels as a result of our financial and operating performance in that period. The remaining $19.2 million of this increase in Development direct costs primarily consisted of increased facility costs related to the increase in personnel and increased subcontractor costs to support increased revenues.

Discovery Sciences direct costs decreased $2.2 million to $5.5 million in 2004. The higher costs in 2003 related primarily to a $2.5 million milestone payment for dapoxetine to Eli Lilly & Company that did not occur again in 2004 because we acquired the dapoxetine patents from Lilly in December 2003.

Gross margin from the Development segment was 50.4% in 2004 compared to 51.5% in 2003. The majority of this decrease was attributable to increased incentive compensation accruals and increased costs in our foreign operations due to the weakening of the U.S. dollar. The remaining variance relates to expected fluctuations from one period to another as a result of changes in labor utilization and the mix of service offerings involved in the hundreds of studies conducted during any period of time.

Research and development, or R&D, expenses decreased $59.1 million to $15.9 million in 2004. In the fourth quarter of 2003, we acquired from Eli Lilly & Company the patents for the compound dapoxetine for development in the field of genitourinary disorders. PPD paid Lilly $65.0 million in cash and agreed to pay Lilly a royalty of 5% on annual sales of dapoxetine, if any, in excess of $800 million. The $65.0 million payment to Lilly was recorded to research and development expenses because dapoxetine was still in development and had not been approved for sale in any country. Excluding that payment, R&D expenses increased $5.9 million in 2004 compared to 2003 as a result of increased spending in connection with our existing compound partnering arrangements. The increased spending on compound partnering arrangements was offset by the decrease in functional genomics and chemistry R&D expense as we ceased providing the services in the third quarter of 2003 and first quarter of 2004, respectively. In 2003, R&D expenses for our functional genomics and chemistry services operations totaled $7.0 million. We expect to incur significant R&D expenses in 2005 in connection with our existing compound partnering arrangements.

Selling, general and administrative, or SG&A, expenses increased $29.5 million to $195.8 million in 2004. As a percentage of total net revenue, SG&A expenses increased slightly to 23.3% in 2004 compared to 22.9% in 2003. The increase in SG&A expenses includes additional personnel costs of $21.6 million. Personnel costs increased by $5.7 million, due to increased incentive compensation accruals and $4.4 million related the to foreign currency translation effect of the weakening U.S. dollar mentioned previously. The remaining $11.5 million increase in personnel costs related to training costs for new personnel, higher levels of operations infrastructure to manage direct personnel and changes in utilization levels. The increase in SG&A costs also includes an increase of $2.4 million for recruiting costs due to an increase in the number of new hires in 2004 compared to 2003 and an increase of $2.3 million in accounting and auditing fees due to new regulatory requirements.

Depreciation expense increased $1.6 million to $28.6 million in 2004. The increase was related to the depreciation of the property and equipment we acquired to accommodate our growth. Capital expenditures were $48.6 million in 2004. Capital expenditures primarily included additional spending in the Development Group on software, computer hardware, and additional scientific equipment for our Phase I and Lab units and a $5.0 million purchase of land in connection with our plans to construct a new corporate headquarters building in Wilmington, North Carolina.

Amortization expense decreased $0.4 million to $1.2 million in 2004 as a result of the decrease of $0.7 million in amortization expense for our intangible backlog related to the acquisition of MRL in 2002 becoming fully amortized in the first quarter of 2004. This was offset by an increase in amortization of $0.3 million related to the license agreement and royalty rights agreement in the Discovery Sciences Group that were placed into service during the second quarter of 2003 and the third quarter of 2004.

Operating income increased $69.2 million to $148.0 million in 2004. As a percentage of net revenue, operating income increased to 17.6% of net revenue in 2004 from 10.8% in 2003. Operating income in 2003 includes the $65.0 million payment to Lilly and a $1.9 million charge related to the restructuring of the Discovery Sciences Group offset by a $5.7 million gain on the sale of assets. The aggregate impact of these items was a $61.2 million reduction in operating income for 2003. Operating income in 2004 includes a $2.6 million restructuring charge associated with exiting our chemistry facility in Research Triangle Park, North Carolina. Operating income in 2004 was also negatively impacted by approximately $7.6 million due to the effect of the U.S. dollar weakening relative to the euro, the British pound and the Brazilian real. During 2004, we recorded a foreign currency hedging gain of $2.7 million, resulting in a net impact to operating income of $4.9 million attributable to foreign currency transactions. Although these currency movements increased net revenue in the aggregate, the negative impact on operating income is attributable to dollar-denominated contracts for services rendered in countries other than the United States. In these cases, revenue is not impacted by the weakening of the U.S. dollar, but the costs associated with performing these contracts, which are paid in local currency, are negatively impacted when translated to the U.S. dollar.

During 2004, we recorded a charge to earnings for an other than temporary decline in the fair market value of our investment in Chemokine Therapeutics Corp. of $2.0 million. We deemed our investment in Chemokine to be impaired as a result of the issuance of shares to new investors at a lower valuation than our original investment.

During 2003, we recorded charges to earnings for other than temporary declines in the fair market value of our investments in SLIL Biomedical of $4.7 million, Spotlight Health of $3.9 million, Signature Bioscience (formerly Primecyte) of $0.2 million and BioDelivery Sciences of $1.4 million. We determined that SLIL and Signature Bioscience were impaired primarily as a result of the market condition of their respective industries, historical and projected performance and expected cash needs of the individual companies. We recorded the write-down of our investment in Spotlight Health primarily based on its historical and projected financial performance and issuance of shares to a new investor at a lower valuation. BioDelivery Sciences is a publicly traded company, so we based the write-down of our investment in that company on the closing price of its securities as of December 31, 2003. Although these securities had traded above cost for short periods of time throughout 2003, we believe that due to the uncertainty of BioDelivery Sciences' strategic direction, the decline in value was other than temporary and therefore we recorded the charge to earnings. Prior to the third quarter of 2003, we recorded market fluctuations through other comprehensive income.

Our provision for income taxes increased $26.0 million to $51.0 million in 2004. Our effective income tax rate for 2004 was 34.0% compared to 35.0% for 2003. During the second quarter of 2004, our effective tax rate was positively impacted by a $3.7 million tax benefit for a decrease in a valuation allowance for capital loss carryforwards that we expect to be able to utilize. The remaining difference in our effective rates for 2003 and 2004 is also due to the change in the geographic distribution of our pretax earnings among locations with varying tax rates.

Net income of $98.9 million in 2004 represents an increase of $52.6 million from $46.3 million in 2003. Net income per diluted share of $1.74 in 2004 represents an increase from $0.82 net income per diluted share in 2003. Net income for 2003 includes a charge of $10.1 million for impairment of equity investments. This charge, together with the payment to Lilly of $65.0 million and the restructuring charges of $1.9 million offset by the gain on sale of assets of $5.7 million, resulted in an aggregate impact of $44.8 million on 2003 net income, net of tax. Net income per diluted share of $0.82 in 2003 includes an aggregate impact of $0.80 earnings per share, net of tax, for the items mentioned above.

Year Ended December 31, 2003 Versus Year Ended December 31, 2002

The following table sets forth amounts from our consolidated financial statements along with the dollar and percentage change for the full year of 2003 compared to the full year of 2002.

	Year Ended December 31,			
dollars in thousands	2003	2002	$ Inc (Dec)	% Inc (Dec)
Net revenue:				
Development	$ 654,019	$ 545,139	$ 108,880	19.97%
Discovery sciences	15,479	17,510	(2,031)	-11.60%
Reimbursed out-of-pockets	57,485	46,008	11,477	24.95%
Total net revenue	726,983	608,657	118,326	19.44%
Direct costs:				
Development	316,942	261,169	55,773	21.36%
Discovery sciences	7,741	7,831	(90)	-1.15%
Reimbursable out-of-pocket expenses	57,485	46,008	11,477	24.95%
Total direct costs	382,168	315,008	67,160	21.32%
Research and development expenses	74,941	10,540	64,401	611.02%
Selling, general and administrative expenses	166,253	150,607	15,646	10.39%
Depreciation	26,968	23,189	3,779	16.30%
Amortization	1,633	1,042	591	56.72%
Gain on sale of assets	(5,738)	(174)	(5,564)	3197.7%
Restructuring charges	1,917	-	1,917	
Operating income	78,841	108,445	(29,604)	-27.30%
Impairment of equity investments, net	(10,078)	(33,787)	23,709	-70.17%
Interest and other income (expense), net	2,482	3,989	(1,507)	-37.78%
Income before taxes	71,245	78,647	(7,402)	-9.41%
Provision for income taxes	24,935	38,645	(13,710)	-35.48%
Income before equity in net loss of investee	46,310	40,002	6,308	15.77%
Equity in net loss of investee	-	105	(105)	
Net income	$ 46,310	$ 39,897	$ 6,413	16.07%
Net income per diluted share	$ 0.82	$ 0.72	$ 0.10	13.89%

Total net revenue increased $118.3 million to $727.0 million in 2003. The increase in total net revenue resulted primarily from an increase in our Development Group revenues. The Development Group's operations generated net revenue of $654.0 million, which accounted for 90.0% of total net revenue for 2003. The 20.0% increase in the Development Group's net revenue was primarily attributable to an increase in the amount of global CRO Phase II through IV services we provided in 2003 as compared to 2002. Net revenue for the Development Group also increased by approximately $5.6 million due to the effect of the weakening of the U.S. dollar relative to the euro and the British pound during 2003.

The Discovery Sciences Group generated net revenue of $15.5 million in 2003, a decrease of $2.0 million from 2002. The decrease in the Discovery Sciences net revenue was mainly attributable to a reduction in net revenue from functional genomics and chemistry services of $7.4 million and $2.0 million, respectively, due to fewer contracts for those services in 2003. We discontinued functional genomics and chemistry services in the third quarter of 2003 and the first quarter of 2004, respectively. The decreases in 2003 Discovery Sciences net revenue were partially offset by a milestone payment of $5.0 million that we earned under our sublicense agreement with ALZA as a result of the initiation of Phase III clinical trials of dapoxetine, and by an increase of $3.0 million in net revenue associated with our preclinical oncology operation. In early January 2004, we amended our sublicense agreement with ALZA. Under the terms of the amendment, ALZA made a cash payment to us of $5.0 million in the first quarter of 2004.

Total direct costs increased $67.2 million to $382.2 million in 2003. Development Group direct costs increased $55.8 million to $316.9 million in 2003. This increase resulted primarily from increased personnel costs of $32.2 million due to hiring additional employees in our global CRO Phase II through IV division and to annual salary increases. Development Group direct costs increased as a percentage of related net revenue from 47.9% in 2002 to 48.5% in 2003. Direct costs, as a percentage of net revenues, have and are expected to fluctuate from one period to another as a result of changes in labor utilization and the mix of service offerings involved in the hundreds of studies conducted during any period of time.

Discovery Sciences direct costs decreased $0.09 million to $7.7 million in 2003. This decrease resulted from a decline in direct costs of $3.5 million related to our functional genomics services and chemistry services due in each case to fewer contracts being performed in those areas in 2003. We will not be generating any direct costs from functional genomics or chemistry services in the future because we discontinued offering these services in the third quarter of 2003 and the first quarter of 2004, respectively. These decreases were partially offset by increases in direct costs of $2.5 million for a milestone payment to Lilly on dapoxetine and of $1.5 million associated with our preclinical oncology operations.

R&D expenses increased $64.4 million to $74.9 million in 2003. In the fourth quarter of 2003, we acquired from Lilly the patents for the compound dapoxetine for development in the field of genitourinary disorders. We paid Lilly $65.0 million in cash and agreed to pay Lilly a royalty of 5% on annual sales of dapoxetine, if any, in excess of $800 million. The $65.0 million payment to Lilly was recorded to research and development expenses because dapoxetine was still in development and had not been approved for sale in any country. Excluding that payment, R&D expenses decreased $0.6 million in 2003 compared to 2002 due to discontinuing our functional genomics services.

SG&A expenses increased $15.6 million to $166.3 million in 2003. The increase was primarily attributable to additional personnel costs of $14.0 million attributable to administrative tasks that are not directly related to client projects, such as training costs. This was partially offset by a decrease in recruitment agency fees of $1.6 million. As a percentage of net revenue, SG&A expenses decreased to 22.9% in 2003 from 24.7% for 2002. This decrease is primarily attributable to the increase in net revenue and leveraging our SG&A expenses.

Depreciation expense increased $3.8 million to $27.0 million in 2003. The increase was related to the depreciation of the property and equipment we acquired to accommodate our growth. Capital expenditures were $31.7 million in 2003. Capital expenditures primarily included additional spending in the Development Group to enhance and expand our information technology capacity.

Amortization expense increased $0.6 million to $1.6 million in 2003, due to the amortization expense for a license agreement in the Discovery Sciences Group that was placed into service during 2003.

Operating income decreased to $78.8 million in 2003. As a percentage of net revenue, operating income decreased to 10.8% of net revenue in 2003 from 17.8% in 2002. Operating income in 2003 includes the $65.0 million payment to Lilly and a $1.9 million charge related to the restructuring of the Discovery Sciences Group offset by a $5.7 million gain on the sale of assets. The aggregate impact of these items was a $61.2 million reduction in operating income for 2003. Operating income was also negatively impacted by approximately $6.7 million due to the effect of the weakening of the U.S. dollar relative to the euro and the British pound, partially offset by the strengthening of the U.S. dollar relative to the Brazilian real during 2003. Although these currency movements increased net revenue in the aggregate, the negative impact on operating income is attributable to dollar-denominated contracts for services rendered in countries other than the United States. In these cases, revenue is not impacted by the weakening of the U.S. dollar, but the costs associated with performing these contracts, which are paid in local currency, are negatively impacted when translated to the U.S. dollar.

During 2003, we recorded charges to earnings for other than temporary declines in the fair market value of our investments in SLIL Biomedical of $4.7 million, Spotlight Health of $3.9 million, Signature Bioscience (formerly Primecyte) of $0.2 million and BioDelivery Sciences of $1.4 million. We determined that SLIL and Signature

Bioscience were impaired primarily as a result of the market condition of their respective industries, historical and projected performance and expected cash needs of the individual companies. We recorded the write-down of our investment in Spotlight Health primarily based on its historical and projected financial performance and issuance of shares to a new investor at a lower valuation. BioDelivery Sciences is a publicly traded company, and we based the write-down of that investment on the closing price of its securities as of December 31, 2003. Although these securities had traded above cost for short periods of time throughout 2003, we believe that due to the uncertainty of BioDelivery Sciences' strategic direction, the decline in value as of each of these periods was other than temporary and therefore we recorded the charges to earnings. Prior to the third quarter of 2003, we recorded market fluctuations through other comprehensive income.

In 2002, we recorded charges to earnings for other than temporary declines in the fair market value of our investment in Gallery Systems of $1.5 million and our investment in Intrabiotics Pharmaceuticals of approximately $0.3 million. We also recorded a $32.0 million write-down of the carrying value of our investment in DNA Sciences for an other than temporary decline in value in 2002. At the time of the write-down, we deemed our investment in DNA Sciences to be impaired as a result of historical and projected performance, cash needs and an independent valuation of the market value of DNA Sciences. DNA Sciences subsequently filed for bankruptcy and we no longer have any ownership interest in that entity.

Our provision for income taxes decreased $7.4 million to $24.9 million in 2003 from $38.6 million in 2002. Our effective tax rate decreased to 35.0% in 2003 compared to 49.1% in 2002. The decrease in income tax expense and rate in 2003 was due to the impact on income of acquiring the patents for the compound dapoxetine and the change in geographic distribution of pretax earnings among locations with varying tax rates. Our effective rate was higher in 2002 due to a large increase in our valuation allowance. During 2003 and 2002, we recorded impairments of equity investments of $10.1 million and $33.8 million, respectively. Because of the uncertainty about whether we could use the loss related to these impairments during the carryforward period, we recorded a valuation allowance of $1.2 million in 2003 and $11.1 million in 2002, thus providing a tax benefit of only $3.0 and $2.3 million related to the impairments in the provision for income taxes in those years.

Net income of $46.3 million in 2003 represents an increase of $6.4 million from $39.9 million in 2002. Net income for 2003 includes a charge of $10.1 million for impairment of equity investments, net. This charge, together with the payment to Lilly of $65.0 million and the restructuring charges of $1.9 million offset by the gain on sale of assets of $5.7 million, resulted in an aggregate impact of $44.8 million on net income, net of tax. Net income per diluted share of $0.82 in 2003 represents an increase from $0.72 net income per diluted share in 2002. Net income per diluted share of $0.82 in 2003 includes an aggregate impact of $0.80 earnings per share, net of tax, for the items mentioned above. Net income per diluted share of $0.72 for 2002 includes a $0.57 charge for the impairment of our equity investments and the related tax benefit.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2004, we had $144.3 million of cash and cash equivalents and $105.0 million of short-term investments. Our expected primary cash needs on both a short- and long-term basis are for capital expenditures, expansion of services, possible acquisitions, geographic expansion, working capital and other general corporate purposes. We have historically funded our operations and growth, including acquisitions, with cash flow from operations, leasing arrangements, borrowings and sales of our stock. Our cash and cash equivalents are invested in financial instruments that are rated A or better by Standard & Poor's or Moody's and earn interest at market rates.

In 2004, our operating activities provided $179.3 million in cash as compared to $13.6 million last year. The increase in cash flow from operations is primarily due to a $78.4 million increase in income before provision for income taxes and an increase in cash related to changes in operating assets and liabilities of $31.7 million as compared to a decrease of $43.4 million in 2003. In 2003, income from operations was negatively impacted as a result of the $65.0 million one-time payment to Lilly in 2003 to acquire the patents to the dapoxetine compound. In addition, cash flow from operations was positively impacted by a $23.0 million decrease in the net growth of receivables due to improved collections of receivables and a $23.0 million increase in unearned income due to a different mix of contract terms in 2004. In 2004, net income of $98.9 million, depreciation and amortization of $29.9 million, a decrease of $12.9 million in deferred income tax as a result primarily of a decrease in depreciation and amortization timing differences of $10.0 million, an increase of $27.8 million in accounts payable and other accrued expenses as a result of increased employee related accruals of $14.6 million, such as incentive compensation accruals and accrued salary due to the increase in employees, and an increase of $13.2 million in other accruals, such as subcontractor accruals and volume discount accruals, related to increased revenue and an increase of $24.7 million in unearned income were partially offset by an increase of $16.1 million in receivables due to increased revenue.

In 2004, we used $110.6 million in cash related to investing activities. The net cash used for net purchases of available-for-sale investments of $55.6 million, purchases of investments of $5.7 million, purchase of royalty rights agreement of $2.5 million and capital expenditures of $48.6 million were partially offset by the $1.5 million of proceeds from a refund of a portion of the purchase price associated with the acquisition of Eminent Research Systems in 2003. We expect our capital expenditures in 2005 will range from approximately $45.0 to $50.0 million, excluding our purchase of a corporate airplane for $30.5 million in February 2005 and the construction of the new corporate headquarters building in Wilmington, North Carolina. Construction of the corporate headquarters building is discussed below. The majority of these anticipated capital expenditures will relate to information technology enhancement and expansion.

In 2004, our financing activities provided $11.0 million in cash. Net proceeds from stock option exercises and purchases under our employee stock purchase plan totaling $12.1 million were partially offset by $0.4 million in repayments of long-term debt and $0.8 million in repayments of capital lease obligations.

Working capital as of December 31, 2004 was $257.1 million, compared to $156.6 million at December 31, 2003. The increase in working capital was due primarily to the increase in cash of $83.7 million, increase in short-term investments of $55.6 million, and the increase in accounts receivable of $19.4 million which were partially offset by the increase in payables to investigators of $11.7 million, an increase in other accrued expenses of $38.0 million, and an increase in unearned income of $28.5 million. The number of days' revenue outstanding in accounts receivable and unbilled services, net of unearned income, also known as DSO, were 40.0 and 42.1 days as of December 31, 2004 and December 31, 2003, respectively. DSO is calculated by dividing accounts receivable and unbilled services less unearned income by average daily gross revenue for the period presented. Over the past three years, our year-to-date DSO has fluctuated between 30.8 days and 42.2 days. We expect DSO will fluctuate in the future depending on the mix of contracts performed within a quarter, the level of investigator advances and unearned income, and our success in collecting receivables.

We maintain a defined benefit pension plan for certain employees and former employees in the United Kingdom. This pension plan was closed to new participants as of December 31, 2002. The projected benefit obligation for the benefit plan at December 31, 2004 and December 31, 2003, as determined in accordance with SFAS No. 87, "Employers Accounting for Pensions", was $35.7 million and $28.4 million, respectively, and the value of the plan assets was $25.4 million and $19.0 million, respectively. As a result, the plan was under-funded by $10.4 million in 2004 and by $9.4 million in 2003, net of December contributions of $0.2 million for 2004 and 2003. It is likely that the amount of our contributions to the plan could increase in future years. The amount of contributions to the plan for the years ended December 31, 2004 and 2003 were $2.0 million and $2.2 million, respectively. We expect the pension cost to be recognized in our financial statements will decrease slightly from the $2.3 million in 2004 to approximately $1.9 million in 2005. The expense to be recognized in future periods could increase depending upon the change in fair market value of the plan assets and change in the projected benefit obligation.

A decrease in the market value of plan assets and/or declines in interest rates are likely to cause the amount of the under-funded status to increase. After completion of the actuarial valuations in 2005 we could be required to record an additional reduction to shareholders' equity. We recorded an increase to shareholders' equity in 2004 of $0.5 million and a reduction to shareholders' equity of $0.7 million in 2003. Given the impact that the discount rate and stock market performance have on the projected benefit obligation and market value of plan assets, future changes in either one of these may significantly reduce or increase the amount of our pension plan under-funding. However, we do not believe the under-funded status of the pension plan will materially affect our results of operations, financial position or cash flows.

In July 2004, we renewed our $50.0 million revolving credit facility with Bank of America, N. A. Indebtedness under the facility is unsecured and subject to traditional covenants relating to financial ratios and restrictions on certain types of transactions. Borrowings under this credit facility are available to provide working capital and for general corporate purposes. As of December 31, 2004, there was no amount outstanding under this credit facility. However, the aggregate amount we are able to borrow has been reduced by $0.8 million due to outstanding letters of credit issued under this facility. This credit facility is currently scheduled to expire in June 2005, at which time any outstanding balance would be due.

In April 2000, we made an investment in Spotlight Health, Inc. We entered into an agreement with Spotlight Health and Bank of America, N.A. to guarantee a $2.0 million revolving line of credit provided to Spotlight Health by Bank of America. Indebtedness under the line of credit is unsecured and subject to traditional covenants relating to financial ratios. This credit facility is scheduled to expire on June 30, 2005, at which time any outstanding balance would be due. As of December 31, 2004, Spotlight Health had $2.0 million outstanding under this credit facility. In accordance with the requirements of FASB Statement No. 5, "Accounting for Contingencies", as clarified by FASB Interpretation No. 45, we have recorded a liability in the amount of $0.2 million for the estimated fair value of the obligation we have assumed under this guarantee. We review the financial statements of Spotlight Health on a quarterly basis to determine if it has sufficient financial resources to continue operations. Future events and circumstances might adversely affect Spotlight Health's financial condition and Spotlight Health might not be in the position to repay the facility, in which case Bank of America may attempt to collect against us on our guarantee.

In September 2003, we entered into agreements with SurroMed pursuant to which we committed to pay for biomarker discovery services from SurroMed in the amounts of $2.0 million, $2.0 million, $1.0 million and $1.0 million for the years ended December 31, 2004, 2005, 2006 and 2007, respectively, and to serve as a non-exclusive representative to market and sell additional SurroMed biomarker discovery services. In February 2005, we acquired substantially all of SurroMed's assets related to its biomarker business and terminated these agreements and the associated purchase commitments.

In November 2003, we entered into a collaboration agreement with Syrrx to jointly develop and commercialize Syrrx-designed human dipeptidyl peptidase IV, or DPP IV, inhibitors as drug products for the treatment of type 2 diabetes and other major human diseases. Under the terms of the agreement, we are obligated to provide preclinical and clinical development resources and expertise for the collaboration, and to fund the majority of preclinical and clinical studies through Phase IIb development of selected DPP IV inhibitors. PPD and Syrrx have agreed to share equally the costs of Phase III development. In addition, we agreed to make milestone payments up to an aggregate amount equal to $17.5 million to Syrrx for each collaboration product upon the occurrence of certain clinical and regulatory events. In September 2004, we filed an investigational new drug application for one Syrrx DPP IV inhibitor and the Phase I clinical study for that inhibitor commenced in late October 2004. In the fourth quarter of 2004, we paid Syrrx a milestone payment of $2.5 million as a result of the commencement of the Phase I studies. The remaining milestone payments will be expensed when the event triggering payment of the milestone occurs. In the event we are successful in obtaining approval to market a drug product under the collaboration with Syrrx, Syrrx and PPD will share equally the profits from drug sales. In February 2005, Takeda Pharmaceutical Company Limited announced that it entered into an agreement to acquire 100% of the equity of Syrrx. We own $25.0 million in preferred stock of Syrrx. If Takeda completes the acquisition of Syrrx, based on the terms of the merger agreement, we do not anticipate realizing a loss on this investment. At this time, we do not know what impact, if any, this acquisition will have on our DPP IV collaboration with Syrrx.

In April 2003, we made an equity investment in Chemokine Therapeutics Corp. In connection with this investment, Chemokine granted us an exclusive option to license a proprietary peptide for a one-time license fee of $1.5 million. If we choose to exercise this option, we will be obligated to pay the one-time license fee plus the costs for future development work on the peptide. Chemokine also granted us the right to first negotiate a license to other peptides. Chemokine completed an initial public offering of its common stock in Canada in December 2004.

In November 2003, we became a limited partner in A. M. Pappas Life Science Ventures III, LP, a venture capital fund. The Pappas Fund was established for the purpose of making investments in equity securities of privately-held companies in the life sciences, healthcare and technology industries. Under the terms of our agreements with the Pappas Fund, we committed to invest up to an aggregate of approximately $2.5 million in the Pappas Fund. No capital call can exceed 10% of our aggregate capital commitment, and no more than two-thirds of our commitment could be called prior to May 2005. As such, we anticipate that our aggregate investment will be made through a series of future capital calls over the next several years. The first capital call was made in January 2005 at which time we invested $75,000. The second capital call is due in March 2005, at which time we will invest an additional $90,000. Our capital commitment will expire in May 2009.

In January 2005, we acquired approximately 7.5 acres of property located in downtown Wilmington, North Carolina, on which we plan to construct a new headquarters building. The new facility will be approximately 400,000 square feet and is expected to be completed in November 2006. At that time, we will begin consolidating our Wilmington operations into the new building. The total cost for the construction and up-fit of the new building is expected to be in the range of $80.0 million to $100.0 million. The total purchase price for the land was approximately $2.8 million. In connection with the sale of the property, the seller, Almont Shipping Company, refinanced existing liens on the property with the proceeds of an $8.0 million loan from Bank of America, N.A. This loan will mature in January 2006 and is secured by a lien on substantially all of Almont's assets, including a tract of land containing approximately 30.0 acres adjacent to the 7.5 acre tract we acquired. This loan is also secured by a guarantee from us. Almont's obligation to reimburse us in the event we are required to pay any sums to Bank of America under the guarantee is also secured by a lien on substantially all of Almont's assets. As a part of this transaction, Almont granted us an option to purchase all or a portion of the adjacent 30-acre tract of land at an agreed upon price per acre. The option will expire on January 31, 2007.

In February 2005, we acquired a Dassault Falcon 900EX aircraft for $30.5 million. We intend to use the aircraft for corporate purposes. We financed the acquisition from available cash.

In January 2004, we purchased 5.0 million shares of Accentia Biopharmaceuticals, Inc. Series E convertible preferred stock for $5.0 million. We also received a Class A and Class B warrant, each to purchase up to an additional 5.0 million shares of Series E convertible preferred stock for $1.00 per share. In January 2005, we exercised the Class A warrant for the purchase of an additional 5.0 million shares of Series E convertible preferred stock for $5.0 million. The Class B warrant will expire on the earlier of January 7, 2006 or the effective date of a registration statement for the public sale of Accentia common stock in a qualifying initial public offering. In February 2005, Accentia filed a registration statement with the SEC for its proposed initial public offering of its common stock. Accentia proposes to sell in this public offering, in addition to shares for its own account, up to $12.0 million of common stock issuable to us upon conversion of 5.0 million shares of the Series E convertible preferred stock held by us.

The American Jobs Creation Act of 2004 introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. We have not previously recorded a U.S. tax liability on such revenues since we intended to permanently reinvest them in our foreign operations. No provision is being made in 2004 relating to this matter because we are currently evaluating the effect of the new Act on our plan for these previously undistributed foreign earnings. We expect to complete this evaluation by the end of June 2005. The income tax effect of repatriating these earnings is not estimable at this time.

Under most of our agreements for Development Group services, we agree to indemnify and defend the sponsor against third party claims based on our negligence or willful misconduct. Any successful claims could have a material adverse effect on our financial condition, results of operations and future prospects.

We expect to continue expanding our operations through internal growth and strategic acquisitions and investments. We expect these activities will be funded from existing cash, cash flow from operations and, if necessary or appropriate, borrowings under our existing or future credit facilities. We believe that these sources of liquidity will be sufficient to fund our operations for the next 12 months. From time to time, we evaluate potential acquisitions, investments and other growth opportunities that might require additional external financing, and we might seek funds from public or private issuances of equity or debt securities. While we believe we have sufficient liquidity to fund our operations for the next 12 months, our sources of liquidity could be affected by our dependence on a small number of industries and clients, compliance with regulations, international risks, personal injury, environmental or intellectual property claims, as well as other factors described under "Factors that Might Affect our Business or Stock Price", included in our annual report on Form 10-K for the year ended December 31, 2004, "Potential Volatility of Quarterly Operating Results and Stock Price," "Critical Accounting Policies and Estimates," and "Quantitative and Qualitative Disclosures about Market Risk."

CONTRACTUAL OBLIGATIONS

As of December 31, 2004, future minimum payments for all contractual obligations for years subsequent to December 31, 2004 are as follows (in thousands):

	2005	2006 - 2007	2008 - 2009	2010 and thereafter	Total
Long-term debt, including interest payments	$ 750	$ 1,500	$ 1,500	$ 5,503	$ 9,253
Services purchase commitments (1)	2,000	2,000	-	-	4,000
Operating leases	33,633	56,004	46,629	81,287	217,553
Less: sublease income (1)	(2,498)	(6,431)	(6,576)	(10,820)	(26,325)
Total	$ 33,885	$ 53,073	$ 41,553	$ 75,970	$ 204,481

(1) In February 2005, we acquired substantially all of SurroMed's assets related to its biomarker business. As part of that acquisition, we terminated our agreement with SurroMed to pay for biomarker discovery services through December 31, 2007 and we also terminated a sublease to SurroMed with payment obligations totaling $11.1 million.

As noted above, we became a limited partner in a venture capital fund in November 2003. Under the terms of our agreements with that fund, we committed to invest up to an aggregate of approximately $2.5 million in the fund. PPD anticipates that its aggregate investment will be made through a series of future capital calls over the next several years. Also, in November 2003, we entered into a collaboration agreement with Syrrx. Under the terms of the agreement, we are obligated to fund the majority of preclinical and clinical development costs through Phase IIb development of each collaboration and will share Phase III costs equally with Syrrx. In addition, in connection with our investment in Chemokine, Chemokine granted us an exclusive option to license a proprietary peptide for $1.5 million. If we choose to exercise this option, we will be obligated to pay the costs for future development work on the peptide. We also have a long-term liability on our balance sheet regarding the underfunding of our U.K. pension plan for $9.9 million. We do not know when or if this will be funded since this liability will change based on the performance of the investments of the plan and changes in the benefit obligations.

OFF-BALANCE SHEET ARRANGEMENTS

We have guaranteed a $2.0 million line of credit from Bank of America to Spotlight Health. For a description of the guarantee and the line of credit, see "Liquidity and Capital Resources" above. In addition, in January 2005, we guaranteed an $8.0 million loan from Bank of America to Almont Shipping Company in connection with the purchase of property from Almont. For a description of the guarantee, see Note 19 to Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations. We have discussed the application of these critical accounting policies with the Finance and Audit Committee of our Board of Directors.

Revenue Recognition

The majority of our revenues are recorded from fixed-price contracts on a proportional performance basis. To measure performance on a given date, we compare direct costs incurred through that date to estimated total contract direct costs. We believe this is the best indicator of the performance of the contractual obligations because the costs relate primarily to the amount of labor incurred to perform the service. Direct costs are primarily comprised of labor and overhead related to the delivery of services. Each month we accumulate costs on each project and compare them to the total current estimated costs to determine the percentage-of-completion. We then multiply this percentage by the contract value to determine the amount of revenue that can be recognized. Each month we review the total current estimated costs on each project to determine if these estimates are still accurate and, if necessary, we adjust the total estimated costs for each project. As the work progresses, we might decide original estimates were incorrect due to, among other things, revisions in the scope of work or patient enrollment rate, and a contract modification might be negotiated with the customer to cover additional costs. If a contract modification is not agreed to, we could bear the risk of cost overruns. In the past, we have had to commit unanticipated resources to complete projects, resulting in lower gross margins on those projects. We might experience similar situations in the future. Changes to the estimated total contract direct costs result in a cumulative adjustment to the amount of revenue recognized in the period the change in estimate is determined. Should our estimated costs on fixed price contracts prove to be low, future margins could be reduced, absent our ability to negotiate a contract modification. We accumulate information on each project to refine our bidding process. Historically, the majority of our estimates and assumptions have been materially correct, but these estimates might not continue to be accurate in the future. A hypothetical increase to total estimated remaining project cost by 1% for open projects accounted for under the proportional performance method as of December 31, 2004 would have resulted in a cumulative reduction in revenue of approximately $2.0 million.

In our Discovery Science Group, we generate revenue from time to time in the form of milestone payments. Milestone payments are only recognized as revenues if the specified milestone is achieved and accepted by the customer, payment is received and continued performance of future research and development services related to that milestone are not required. Future potential milestone payments under various discovery contracts might never be received if the milestones are not achieved.

Allowance for Doubtful Accounts

Included in "Accounts receivable and unbilled services, net" on our consolidated balance sheets is an allowance for doubtful accounts. Generally, before we do business with a new client, we perform a credit check. We also review our accounts receivable aging on a monthly basis to determine if any receivables will potentially be uncollectible. The allowance for doubtful accounts includes the specific uncollectible accounts and an estimate of losses based on historical loss experience. After all attempts to collect the receivable have failed, the receivable is written off against the allowance. Based on the information available to us, we believe our allowance for doubtful accounts as of December 31, 2004 was adequate to cover uncollectible balances. However, actual write-offs might exceed the recorded reserve.

Cost Basis Investments

Most of our cost basis investments consist of equity investments in private entities for which fair values are not readily determinable. Therefore, we record these investments under the cost method of accounting. Many of our investments are in relatively early stage life sciences or biotechnology companies that do not have established products or proven technologies and some do not have material revenue, if any. Therefore, these investments might be worth less than we paid for them, and they are subject to write-down for impairment. We assess our investment portfolio on a quarterly basis for impairment; however for non-marketable equity securities, the impairment analysis requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the investment. This quarterly review includes an evaluation of, among other things, the market condition of the overall industry, historical and projected financial performance, expected cash needs and recent funding events. Given the nature of these companies, our assessments of value are highly subjective.

Tax Valuation Allowance

Estimates and judgments are required in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets, which arise from net operating losses, tax carryforwards and temporary differences between the tax and financial statement recognition of revenue and expense. SFAS No. 109, "Accounting for Income Taxes", also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income on a jurisdiction by jurisdiction basis. In determining future taxable income, we are responsible for assumptions utilized, including the amount of state, federal and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses.

Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, we determined that a valuation allowance of $0.6 million was required for specific foreign tax loss carryforwards as of December 31, 2004. If these estimates prove inaccurate, a change in the valuation allowance, up or down, could be required in the future. We also recorded a total valuation allowance of $7.7 million related to the impairment of certain equity investments. The valuation was determined based on the uncertainty regarding our ability to generate sufficient capital gains to utilize both realized and unrealized capital losses during the loss carryforward period. A change in any of the investees' financial health and/or stock price, or a change in our ability to utilize a potential capital loss, could require a change of valuation allowance in the future.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and interest will be due. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. If indicators of impairment are present, we would evaluate the carrying value of property and equipment in relation to estimates of future undiscounted cash flows. These undiscounted cash flows and fair values are based on judgments and assumptions. Additionally, we test goodwill for impairment on at least an annual basis by comparing the underlying reporting units' goodwill to their estimated fair value. These tests for impairment of goodwill involve the use of estimates related to the fair market value of the reporting unit with which the goodwill is associated, and are inherently subjective.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2003, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". Revised Statement No. 132 requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. We have adopted the disclosure requirements of this statement.

In December 2003, the FASB issued revised FIN 46, "Consolidation of Variable Interest Entities". This revised interpretation is effective for all entities as of the first reporting period that ends after March 15, 2004. We have no investment in or contractual or other business relationship with a variable interest entity and, therefore, the adoption of this interpretation did not have any impact on our consolidated financial position or results of operations.

In November 2003, during discussions on Emerging Issues Task Force, or EITF, 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," the EITF reached a consensus that requires quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. In September 2004, FASB Staff Position EITF 03-1-1 was issued to delay the effective date for the measurement and recognition guidance. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. We have adopted the disclosure requirements of EITF 03-01. Such adoption did not have a material impact on our financial position or results of operations.

In October 2004, the EITF finalized its consensuses on EITF 04-01, "Accounting for Preexisting Relationships between the Parties to a Business Combination". The consensuses in EITF 04-01 provide guidance on how to account for the settlement of a preexisting relationship and how it affects the accounting of the business combination. EITF 04-01 is effective for business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004. The adoption of this statement did not have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the date of grant of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123 (Revised) is effective as of the beginning of the first interim reporting period that begins after June 15, 2005. We are currently evaluating the impact of the adoption of this statement on our financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29". SFAS No. 153 replaces the exception from fair value measurement included in APB Opinion No. 29 for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement will be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe adoption of this statement will have a material impact on our financial statements.

TAXES

Because we conduct operations on a global basis, our effective tax rate has and will continue to depend upon the geographic distribution of our pretax earnings among locations with varying tax rates. Our profits are also impacted by changes in the tax rates of the various taxing jurisdictions. In particular, as the geographic mix of our pre-tax earnings among various tax jurisdictions changes, our effective tax rate might vary from period to period.

INFLATION

Our long-term contracts, those in excess of one year, generally include an inflation or cost of living adjustment for the portion of the services to be performed beyond one year from the contract date. As a result, we expect that inflation generally will not have a material adverse effect on our operations or financial condition.

POTENTIAL LIABILITY AND INSURANCE

Drug development services involve the testing of new drugs on human volunteers pursuant to a study protocol. This testing exposes us to the risk of liability for personal injury or death to patients resulting from, among other things, possible unforeseen adverse side effects or improper administration of the new drug. Many of these patients are already seriously ill and are at risk of further illness or death. We attempt to manage our risk of liability for personal injury or death to patients from administration of products under study through measures such as stringent operating procedures, contractual indemnification provisions with clients and insurance. We monitor clinical trials in compliance with government regulations and guidelines. We have adopted global standard operating procedures intended to satisfy regulatory requirements in the United States and in many foreign countries and to serve as a tool for controlling and enhancing the quality of drug development services. The contractual indemnifications generally do not protect us against our own actions, such as gross negligence. We currently maintain professional liability insurance coverage with limits we believe are adequate and appropriate.

POTENTIAL VOLATILITY OF QUARTERLY OPERATING RESULTS AND STOCK PRICE

Our quarterly and annual operating results have fluctuated in the past, and we expect that they will continue to fluctuate in the future. Factors that could cause these fluctuations to occur include:

- the timing of our Discovery Sciences Group milestone payments or other revenue;
- the timing and amount of costs associated with R&D and compound collaborations;
- exchange rate fluctuations between periods;
- our dependence on a small number of industries and clients;
- the timing of the initiation, progress or cancellation of significant projects;
- the timing and level of new business authorizations;
- the mix of products and services sold in a particular period;
- pricing pressure in the market for our services;
- our ability to recruit and retain experienced personnel;
- rapid technological change;
- the timing and amount of start-up costs incurred in connection with the introduction of new products and services;
- the timing and extent of new government regulations;
- intellectual property risks;
- impairment of investments or intangible assets;
- the timing of the opening of new offices;
- the timing of other internal expansion costs; and
- the timing and amount of costs associated with integrating acquisitions.

Delays and terminations of trials are often the result of actions taken by our customers or regulatory authorities, and are not typically controllable by us. Because a large percentage of our operating costs are relatively fixed while revenue is subject to fluctuation, variations in the timing and progress of large contracts can materially affect our quarterly operating results. We believe that comparisons of our quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Fluctuations in quarterly results or other factors beyond our control could affect the market price of our common stock. These factors include changes in earnings estimates by analysts, market conditions in our industry, announcements by competitors, changes in pharmaceutical, biotechnology and medical device industries, general economic conditions, and differences in assumptions used as compared to actual results. Any effect on our common stock could be unrelated to our longer-term operating performance.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency risk by virtue of our international operations. Approximately 20.3%, 23.2% and 27.6% of our net revenues for the years ended December 31, 2002, 2003 and 2004, respectively, were derived from operations outside the United States. Funds generated by each subsidiary are generally reinvested in the country where they are earned. Our operations in the United Kingdom generated more than 27.8% of our net revenue from international operations during 2004. Accordingly, we are exposed to adverse movements in the pound sterling and other foreign currencies.

The vast majority of our contracts are entered into by our United States or United Kingdom subsidiaries. The contracts entered into by the United States subsidiaries are almost always denominated in U.S. dollars. Contracts entered into by our United Kingdom subsidiaries are generally denominated in pounds sterling, U.S. dollars or euros, but the majority of these contracts are in U.S. dollars. As a result of the weakening of the U.S. dollar relative to the euro and pound sterling during 2003, in January 2004 we began engaging in hedging activities in an effort to manage our potential foreign exchange exposure.

We do have some currency risk resulting from the passage of time between the invoicing of customers under contracts and the ultimate collection of customer payments against those invoices. If a contract is denominated in a currency other than the subsidiary's local currency, we recognize a receivable at the time of invoicing for the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared and payment from the customer is received will result in our receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable established. We recognize this difference as a foreign currency transaction gain or loss, as applicable, and report it in other income, net. If exchange rates were to increase or decrease by 10% in the future, we do not expect this would have a material effect on our financial statements.

Our strategy for management of currency risk relies primarily on conducting our operations in a country's currency, intercompany foreign currency denominated loans and may, from time to time, involve use of currency derivatives, primarily forward exchange contracts, to reduce our exposure to currency fluctuations. As of December 31, 2004, we had open foreign exchange derivative contracts with a face amount totaling $47.7 million to buy the local currencies of our foreign subsidiaries. The estimated fair value of the foreign currency derivative portfolio was $0.7 million recorded as a component of prepaid expenses and other current assets and $59,000 recorded as a component of other accrued expenses. The potential loss resulting from a hypothetical weakening of the U.S. dollar relative to the pound sterling and euro of 10% would have been approximately $6.7 million for the year ended December 31, 2004 based on 2004 revenues and the costs related to the United Kingdom. Because our foreign currency hedging activities would partially offset these potential losses, we do not expect that a 10% change in exchange rates in the future would have a material effect on our financial statements.

Changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of foreign subsidiaries' financial results into U.S. dollars for purposes of reporting our consolidated financial results. The process by which we translate each foreign subsidiary's financial results to U.S. dollars is as follows:

- we translate income statement accounts at average exchange rates for the period;
- we translate balance sheet assets and liability accounts at end of period exchange rates; and
- we translate equity accounts at historical exchange rates.

Translation of the balance sheet in this manner affects shareholders' equity through the cumulative translation adjustment account. This account exists only in the foreign subsidiary's U.S. dollar balance sheet and is necessary to keep the foreign balance sheet, stated in U.S. dollars, in balance. Translation adjustments are reported with accumulated other comprehensive income (loss) as a separate component of shareholders' equity. To date, cumulative translation adjustments have not been material to our consolidated financial position. However, future translation adjustments could materially and adversely affect our financial position.

Currently, there are no material exchange controls on the payment of dividends or otherwise prohibiting the transfer of funds out of or from within any country in which we conduct operations. Although we perform services for clients located in a number of foreign jurisdictions, we have not experienced any difficulties in receiving funds remitted from foreign countries. However, new or modified exchange control restrictions could have an adverse effect on our financial condition.

We are exposed to changes in interest rates on our cash equivalents and amounts outstanding under notes payable and lines of credit. We invest our cash and cash equivalents in financial instruments with interest rates based on financial market conditions. We do not expect that a 10% change in interest rates in the future would have a material effect on our financial statements.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) are designed only to provide reasonable assurance that information to be disclosed in our Exchange Act Reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to provide the reasonable assurance discussed above.

Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met and must reflect the fact that there are resource constraints that require management to consider the benefits of internal controls relative to their costs. Because of these inherent limitations, management does not expect that our internal controls over financial reporting will prevent all error and all fraud.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2004, our internal control over financial reporting was effective based on those criteria. Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on our assessment of our internal control over financial reporting, which appears below.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
PHARMACEUTICAL PRODUCT DEVELOPMENT, INC. AND SUBSIDIARIES
Wilmington, North Carolina

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Pharmaceutical Product Development, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 4, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Raleigh, North Carolina

March 4, 2005

Report of Independent Registered Public Accounting Firm

**TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF PHARMACEUTICAL PRODUCT DEVELOPMENT, INC. AND SUBSIDIARIES**
Wilmington, North Carolina

We have audited the accompanying consolidated balance sheets of Pharmaceutical Product Development, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pharmaceutical Product Development, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

Deloitte & Touche LLP

Raleigh, North Carolina

March 4, 2005

Consolidated Statements of Operations

in thousands, except per share data

	Years Ended December 31,		
	2002	2003	**2004**
Development revenues	$ 545,139	$ 654,019	**$ 759,629**
Discovery sciences revenues	17,510	15,479	**14,311**
Reimbursed out-of-pockets	46,008	57,485	**67,316**
Net revenues	608,657	726,983	**841,256**
Direct costs — Development	261,169	316,942	**376,439**
Direct costs — Discovery sciences	7,831	7,741	**5,491**
Reimbursable out-of-pocket expenses	46,008	57,485	**67,316**
Research and development expenses	10,540	74,941	**15,852**
Selling, general and administrative expenses	150,607	166,253	**195,752**
Depreciation	23,189	26,968	**28,609**
Amortization	1,042	1,633	**1,245**
Gain on sale of assets	(174)	(5,738)	**(82)**
Restructuring charges	-	1,917	**2,619**
	500,212	648,142	**693,241**
Operating income	108,445	78,841	**148,015**
Interest:			
Income	2,887	2,257	**2,517**
Expense	(689)	(769)	**(516)**
Interest income, net	2,198	1,488	**2,001**
Impairment of equity investments, net	(33,787)	(10,078)	**(2,000)**
Other income, net	1,791	994	**1,829**
Income before provision for income taxes	78,647	71,245	**149,845**
Provision for income taxes	38,645	24,935	**50,957**
Income before equity in net loss of investee	40,002	46,310	**98,888**
Equity in net loss of investee, net of income taxes	105	-	**-**
Net income	$ 39,897	$ 46,310	**$ 98,888**
Net income per common share:			
Basic	$ 0.73	$ 0.83	**$ 1.75**
Diluted	$ 0.72	$ 0.82	**$ 1.74**
Weighted average number of common shares outstanding:			
Basic	54,710	55,774	**56,348**
Dilutive effect of stock options	633	512	**556**
Diluted	55,343	56,286	**56,904**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

in thousands, except share data

	As of December 31, 2003	**2004**
ASSETS		
Current assets		
Cash and cash equivalents	$ 60,677	**$ 144,348**
Short-term investments	49,425	**105,020**
Accounts receivable and unbilled services, net	245,700	**265,067**
Income tax receivable	253	**6,321**
Investigator advances	13,660	**15,251**
Prepaid expenses and other current assets	19,192	**28,189**
Deferred tax asset	12,441	**10,867**
Total current assets	401,348	**575,063**
Property and equipment, net	112,143	**136,501**
Goodwill	178,076	**179,781**
Investments	61,371	**66,658**
Intangible assets	2,007	**3,895**
Other assets	841	**929**
Long-term deferred tax asset	23,395	**12,374**
Total assets	$ 779,181	**$ 975,201**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 15,243	**$ 12,863**
Payables to investigators	31,976	**43,726**
Accrued income taxes	7,672	**5,118**
Other accrued expenses	63,749	**101,714**
Deferred tax liability	74	**770**
Unearned income	124,651	**153,170**
Current maturities of long-term debt and capital lease obligations	1,381	**599**
Total current liabilities	244,746	**317,960**
Long-term debt and capital lease obligations, less current maturities	6,281	**6,371**
Deferred rent and other	5,461	**5,267**
Accrued additional pension liability	9,859	**9,923**
Long-term deferred tax liability	313	**370**
Total liabilities	266,660	**339,891**
Commitments and contingencies *(Notes 8 and 13)*		
Shareholders' equity		
Common stock, $0.10 par value, 95,000,000 shares authorized; 56,050,036 and 56,618,201 shares issued and outstanding, respectively	5,605	**5,662**
Paid-in capital	278,057	**293,200**
Retained earnings	226,381	**325,269**
Accumulated other comprehensive income	2,478	**11,179**
Total shareholders' equity	512,521	**635,310**
Total liabilities and shareholders' equity	$ 779,181	**$ 975,201**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

in thousands

	Common Shares	Par Value	Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Loss	Total	Comprehensive Income
Balance January 1, 2002	51,930	$ 5,193	$ 164,162	$ 140,174	$ (966)	$ (5,928)	$ 302,635	
Net income				39,897			39,897	$ 39,897
Other comprehensive income (loss):								
Translation adjustments						4,935	4,935	4,935
Minimum pension liability, net of tax of $(2,372)						(5,533)	(5,533)	(5,533)
Unrealized loss on investment, net of tax of $0						(1,939)	(1,939)	(1,939)
Comprehensive income								$ 37,360
Issuance of common shares for exercise of stock options and employee stock purchase plan	461	46	7,478				7,524	
Issuance of shares in connection with acquisitions	3,060	306	90,339				90,645	
Income tax benefit from exercise of stock options			1,870				1,870	
Deferred stock compensation forfeited	(15)	(1)	(349)		350		-	
Shareholder contribution			54				54	
Amortization of stock compensation					249		249	
Balance December 31, 2002	55,436	5,544	263,554	180,071	(367)	(8,465)	440,337	
Net income				46,310			46,310	$ 46,310
Other comprehensive income (loss):								
Translation adjustments						9,691	9,691	9,691
Minimum pension liability, net of tax of $(326)						(687)	(687)	(687)
Reclassification adjustment for investment loss included in net income, net of tax of $0						1,939	1,939	1,939
Comprehensive income								$ 57,253
Issuance of common shares for exercise of stock options and employee stock purchase plan	614	61	9,643				9,704	
Income tax benefit from exercise of stock options			4,860				4,860	
Amortization of stock compensation					367		367	
Balance December 31, 2003	56,050	5,605	278,057	226,381	0	2,478	512,521	
Net income				**98,888**			**98,888**	**$ 98,888**
Other comprehensive income (loss):								
Translation adjustments						**6,205**	**6,205**	**6,205**
Minimum pension liability, net of tax $200						**467**	**467**	**467**
Change in fair value on hedging transaction, net of tax of $997						**2,296**	**2,296**	**2,296**
Reclassification adjustment for hedging results included in direct costs, net of tax of $(807)						**(1,883)**	**(1,883)**	**(1,883)**
Unrealized loss on investment net of tax of $0						**1,616**	**1,616**	**1,616**
Comprehensive income								**$ 107,589**
Issuance of common shares for exercise of stock options and employee stock purchase plan	**568**	**57**	**12,088**				**12,145**	
Income tax benefit from exercise of stock options			**3,055**				**3,055**	
Balance December 31, 2004	**56,618**	**$ 5,662**	**$293,200**	**$325,269**	**$ 0**	**$ 11,179**	**$635,310**	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

in thousands

	Years Ended December 31, 2002	2003	2004
Cash flows from operating activities:			
Net income	$ 39,897	$ 46,310	$ 98,888
Adjustments to reconcile net income to net cash provided by operating activities:			
Impairment of investments	33,787	10,159	2,000
Restructuring charges	-	1,917	2,619
Depreciation and amortization	24,231	28,601	29,854
Stock compensation amortization	249	367	-
Provision for doubtful accounts	342	284	1,188
Equity in net loss of investee	119	-	-
Gain on sale of assets and investments	(174)	(5,738)	(82)
(Benefit) provision for deferred income taxes	(1,565)	(25,265)	12,949
Loss on disposition of property and equipment	60	295	205
Change in operating assets and liabilities, net of acquisitions:			
Accounts receivable and unbilled services, net	(51,295)	(39,256)	(16,138)
Prepaid expenses and investigator advances	(3,213)	(11,722)	(9,437)
Current income taxes	3,998	(305)	(5,934)
Other assets	15	158	(72)
Accounts payable, other accrued expenses and deferred rent	16,519	(5,341)	27,834
Payable to investigators	12,657	11,330	10,748
Unearned income	30,165	1,781	24,652
Net cash provided by operating activities	105,792	13,575	179,274
Cash flows from investing activities:			
Purchases of property and equipment	(34,496)	(31,693)	(48,583)
Proceeds from sale of property and equipment	114	274	319
Acquisition of intangible assets	(2,000)	-	(2,500)
Purchases of available-for-sale investments	(164,934)	(1,232,313)	(976,993)
Maturities and sales of available-for-sale investments	206,954	1,215,713	921,398
Cash received from repayment of note receivable	17,000	500	-
Purchases of investments	(8,793)	(40,457)	(5,671)
Cash (paid) refunded related to businesses acquired, net of cash acquired	(50,579)	(25,873)	1,450
Net cash used in investing activities	(36,734)	(113,849)	(110,580)
Cash flows from financing activities:			
Principal repayments on long-term debt	(166)	(973)	(353)
Proceeds from long-term debt	1,464	-	-
Repayment of capital lease obligations	(2,741)	(1,766)	(830)
Proceeds from exercise of stock options and employee stock purchase plan	7,524	9,704	12,145
Net cash provided by financing activities	6,081	6,965	10,962
Effect of exchange rate changes on cash and cash equivalents	4,932	5,587	4,015
Net increase (decrease) in cash and cash equivalents	80,071	(87,722)	83,671
Cash and cash equivalents, beginning of the year	68,328	148,399	60,677
Cash and cash equivalents, end of the year	$ 148,399	$ 60,677	$ 144,348

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Operations and Significant Accounting Policies

numbers in tables in thousands, except share and per share data

NATURE OF BUSINESS

Pharmaceutical Product Development, Inc. and its subsidiaries (collectively the "Company") provide a broad range of research and development and consulting services in the development and discovery sciences segments. In the development segment, the Company provides services, which include preclinical programs and Phase I to Phase IV clinical development. In addition, for drugs that have received approval for market use, the Company also offers post-market support services such as product launch services, patient compliance programs, disease registry programs and medical communications programs for consumer and healthcare providers on product use and adverse events. The discovery sciences services include preclinical evaluations of anticancer therapies and compound partnering arrangements associated with the development and commercialization of potential drug products. The Company provides services to clients in the pharmaceutical, biotechnology and medical device industries and to the United States government and other industries. The Company markets its development services primarily in the United States and Europe. The Company's discovery sciences revenues have all been generated in the United States.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts and results of operations of the Company. All intercompany balances and transactions have been eliminated in consolidation.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits". Revised Statement No. 132 requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Company has adopted the disclosure requirements of this statement.

In December 2003, the FASB issued revised FIN 46, "Consolidation of Variable Interest Entities". This revised interpretation is effective for all entities as of the first reporting period that ends after March 15, 2004. The Company has no investment in or contractual or other business relationship with a variable interest entity and, therefore, the adoption of this interpretation did not have any impact on its consolidated financial position or results of operations.

In November 2003, during discussions on Emerging Issues Task Force, or EITF, 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," the EITF reached a consensus that requires quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. In September 2004, FASB Staff Position EITF Issue 03-1-1 was issued to delay the effective date for the measurement and recognition guidance. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company has adopted the disclosure requirements of EITF 03-01. Such adoption did not have a material impact on the Company's financial position or results of operations.

In October 2004, the EITF finalized its consensuses on EITF 04-01, "Accounting for Preexisting Relationships between the Parties to a Business Combination". The consensuses in EITF 04-01 provide guidance on how to account for the settlement of a preexisting relationship and how it affects the accounting of the business combination. EITF 04-01 is effective for business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004. The adoption of this statement did not have a material impact on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the date of grant of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS No. 123 (Revised) is effective as of the beginning of the first interim reporting period that begins after June 15, 2005. The Company is currently evaluating the impact of the adoption of this statement on the Company's financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29". SFAS No. 153 replaces the exception from fair value measurement included in APB Opinion No. 29 for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement will be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe adoption of this statement will have a material impact on the Company's financial statements.

REVENUE RECOGNITION

The Company records revenue from fixed-price contracts on a proportional performance basis in its Development Group. To measure performance on a given date, the Company compares direct costs incurred through that date to estimated total contract direct costs. The Company believes this is the best indicator of the performance of the contractual obligations because the costs relate primarily to the amount of labor incurred to perform the service. Changes to the estimated total contract direct costs result in a cumulative adjustment to the amount of revenue recognized. For time-and-material contracts in both Development Group and Discovery Sciences Group, the Company recognizes revenues as hours are worked, multiplied by the applicable hourly rate. For the Company's Phase I and laboratory businesses, the Company recognizes revenues from unitized contracts as subjects or samples are tested, multiplied by the applicable unit price.

In connection with the management of multi-site clinical trials, the Company pays, on behalf of its customers, fees to investigators and test subjects as well as other out-of-pocket costs for items such as travel, printing, meetings and couriers. The clients reimburse the Company for these costs. As required by EITF 01-14, amounts paid by the Company as a principal for out-of-pocket costs are included in direct costs as reimbursable out-of-pocket expenses and the reimbursements the Company receives as a principal are reported as reimbursed out-of-pocket revenue. In the statements of operations, the Company combines amounts paid by the Company as an agent for out-of-pocket costs with the corresponding reimbursements, or revenue, the Company receives as an agent. During the years ended December 31, 2002, 2003 and 2004, fees paid to investigators and other fees the Company paid as an agent and the associated reimbursements were approximately $157.5 million, $172.5 million and $226.9 million, respectively.

Most of the contracts for the Development Group can be terminated by the Company's clients either immediately or after a specified period following notice by the client. These contracts typically require payment to the Company of expenses to wind down a study, fees earned to date, and in some cases, a termination fee or some portion of the fees or profit that the Company could have been earned under the contract if it had not been terminated early. Therefore, revenue recognized prior to cancellation does not generally require a significant adjustment upon cancellation. If the Company determines that a loss will result from the performance of a fixed-price contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made.

The Discovery Sciences Group also generates revenue from time to time in the form of milestone payments in connection with licensing of compounds. Milestone payments are only recognized as revenue if the specified milestone is achieved and accepted by the customer, payment is received and continued performance of future research and development services related to that milestone are not required.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash accounts, that are not subject to withdrawal restrictions or penalties and all highly liquid investments rated A or better by Standard & Poor's or Moody's and that have a maturity of three months or less at the date of purchase.

Supplemental cash flow information consisted of the following:

	Year Ended December 31,		
	2002	2003	2004
Cash paid for interest	$ 734	$ 784	$ 527
Cash paid for income taxes, net	$ 36,314	$ 44,950	$ 45,743

PAYABLES TO INVESTIGATORS AND INVESTIGATOR ADVANCES

Billings and payments to investigators are based on predetermined contractual agreements that can differ from the accrual of the related costs. Investigator costs are recognized based upon the status of the work completed as a percentage of the total procedures required under the contract or based on patient enrollment over the term of the contract. Payments made in excess of the accrued costs are classified as investigator advances and accrued costs in excess of amounts paid are classified as payables to investigators in the consolidated balance sheets.

INVENTORY

Inventories, which consist principally of laboratory supplies, are valued at the lower of cost (first-in, first-out method) or market. Inventories totaling $2.0 million and $2.2 million as of December 31, 2003 and 2004, respectively, were included in prepaid expenses and other current assets.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method, based on estimated useful lives of 40 to 50 years for buildings, five years for laboratory equipment, two to five years for software, computers and related equipment and five to ten years for furniture and equipment, except for the airplanes which are being depreciated over 30 years. Leasehold improvements are depreciated over the shorter of the respective lives of the leases or the useful lives of the improvements. Property under capital leases is depreciated over the life of the lease or the service life, whichever is shorter.

INTERNAL USE SOFTWARE

The Company accounts for internal use software in accordance with the provisions of AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which requires certain direct costs and interest costs that are incurred during the application stage of development to be capitalized and amortized over the useful life of the software.

GOODWILL

The excess of the purchase price of a business acquired over the fair value of net tangible assets, identifiable intangible assets and acquired in-process research and development costs at the date of the acquisition has been assigned to goodwill. In accordance with SFAS 142, "Goodwill and Other Intangible Assets", goodwill is evaluated for impairment on an annual basis or more frequently if events or changes in circumstances indicate that goodwill might be impaired.

REALIZABILITY OF CARRYING VALUE OF LONG-LIVED ASSETS

The Company reviews the recoverability of long-lived and finite-lived intangible assets when circumstances indicate that the carrying amount of assets may not be recoverable. This evaluation is based on various analyses including undiscounted cash flow projections. In the event undiscounted cash flow projections indicate an impairment, the Company would record an impairment based on the fair value of the assets at the date of the impairment. No impairments of long-lived assets were recorded in 2002 and 2003. In 2004, the Company recorded an impairment of property and equipment of approximately $0.5 million related to the restructuring charge associated with exiting the chemistry facility in Research Triangle Park, North Carolina.

SHORT-TERM INVESTMENTS

The Company has short-term investments in Auction Rate Securities, or ARS. ARS generally have long-term stated maturities of 20 to 30 years. However, these securities have certain economic characteristics of short-term investments due to a rate-setting mechanism and the ability to liquidate them through a Dutch auction process that occurs on pre-determined intervals of less than 90 days. As such, these investments are classified as short-term investments. The Company's short-term investments are classified as available-for-sale securities due to management's intent regarding these securities. As of December 31, 2003 and 2004, there were no unrealized gains or losses associated with these investments and the adjusted fair market value equaled the adjusted cost. ARS, totaling $49.4 million as of December 31, 2003 which were previously recorded as cash and cash equivalents due to their liquidity and pricing reset feature, have been included in short-term investments in the accompanying financial statements. Prior period information was reclassified to conform to the current year presentation. This change in classification had no effect on total current assets, total assets, net income or cash flows from operating activities of the Company.

INVESTMENTS

The Company has equity investments in publicly traded entities. Investments in publicly traded entities are classified as available-for-sale securities and are measured at market value. The Company records net unrealized gains or losses associated with investments in publicly traded entities as a component of shareholders' equity until they are realized or an other-than-temporary decline has occurred. The market value of the Company's equity investments in publicly traded entities is based on the closing price as quoted by the applicable stock exchange or association at the end of the reporting period. As of December 31, 2004, gross unrealized gains were $1.6 million and gross unrealized losses were $0. As of December 31, 2003, there were no unrealized gains or losses. The Company's equity investments are classified as long-term assets due to management's intent to hold these securities for more than 12 months.

The Company also has investments in privately held entities in the form of equity and convertible debt instruments that are not publicly traded and for which fair values are not readily determinable. The Company records all of its investments in private entities under the cost method of accounting. The Company assesses the net realizable value of these entities on a quarterly basis to determine if there has been a decline in the fair value of these entities, and if so, if the decline is other than temporary. This quarterly review includes an evaluation of, among other things, the market condition of the overall industry, historical and projected financial performance, expected cash needs and recent funding events. The Company's investments consist of equity investments in private entities for which fair values are not readily determinable. The Company assesses its investment portfolio on a quarterly basis for impairment; however for non-marketable equity securities, the impairment analysis requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the investment.

UNBILLED SERVICES AND UNEARNED INCOME

In general, prerequisites for billings are established by contractual provisions, including predetermined payment schedules, the achievement of contract milestones or submission of appropriate billing detail. Unbilled services arise when services have been rendered but clients have not been billed. Conversely, unearned income represents amounts billed in excess of revenue recognized.

INCOME TAXES

Income taxes are computed using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactment of changes in tax law or rates. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded.

CONCENTRATION OF CREDIT RISK

Statement of Financial Accounting Standards No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk. Financial instruments that subject the Company to concentrations of credit risk consist principally of accounts receivable and cash equivalents.

The Company's clients are primarily pharmaceutical and biotechnology companies. No single client accounted for more than 10% of the Company's net revenue in 2002, 2003 or 2004. Concentrations of credit risk with respect to accounts receivable are limited to a degree due to the large number of clients comprising the Company's client base. The Company performs ongoing credit evaluations of clients' financial condition and, generally, does not require collateral. The Company maintains reserves for potential credit losses and these losses, in the aggregate, have historically not exceeded estimates.

The Company's cash equivalents consist principally of commercial paper. Bank deposits exceed the FDIC insurance limit. Based on the nature of the financial instruments and/or historical realization of these financial instruments, the Company believes they bear minimal credit risk.

COMPREHENSIVE INCOME

The Company has elected to present comprehensive income and its components in the Statements of Shareholders' Equity. The components of comprehensive income (loss) are net income and all other non-owner changes in equity.

The balances in accumulated other comprehensive (loss) income were as follows

	December 31,	
	2003	**2004**
Translation adjustment	$ 8,698	**$ 14,903**
Minimum pension liability, net of tax	(6,220)	**(5,753)**
Fair value of hedging transaction, net of tax	-	**413**
Unrealized loss on investment	-	**1,616**
Total	$ 2,478	**$ 11,179**

FOREIGN CURRENCY TRANSLATIONS AND TRANSACTIONS

Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated into U.S. dollars at the rate of exchange at each reporting date. Income and expenses are translated at the average rates of exchange prevailing during the month in which a transaction occurs. Gains or losses from translating foreign currency financial statements are recorded in other comprehensive income. The cumulative translation adjustment included in other comprehensive income for the years ended December 31, 2002, 2003 and 2004 totaled $4.9 million, $9.7 million and $6.2 million, respectively. Foreign currency transaction gains and losses are not material and are included in other income, net.

EARNINGS PER SHARE

The computation of basic income per share information is based on the weighted average number of common shares outstanding during the year. The computation of diluted income per share information is based on the weighted average number of common shares outstanding during the year plus the effects of any dilutive common stock equivalents. Excluded from the calculation of earnings per diluted share were 387,999; 743,715 and 252,546 shares during 2002, 2003 and 2004, respectively, because they were antidilutive.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), which states that, for fixed plans, no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. If stock options are granted with an exercise price below the estimated fair value of the Company's common stock at the grant date, the difference between the fair value of the Company's common stock and the exercise price of the stock option is recorded as deferred compensation. Deferred compensation is amortized to compensation expense over the vesting period of the stock option.

The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" and Statement of Financial Accounting Standards No. 148, "Accounting for Stock Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123", which requires compensation expense to be disclosed in the notes based on the fair value of the options granted at the date of the grant. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method required by SFAS No. 123, the Company's net income and diluted net income per common share would have been the pro forma amounts indicated below.

	Year Ended December 31,		
	2002	2003	**2004**
Net income, as reported	$ 39,897	$ 46,310	**$ 98,888**
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(6,216)	(4,900)	**(7,204)**
Pro forma net income	$ 33,681	$ 41,410	**$ 91,684**
Net income per share:			
Basic – as reported	$ 0.73	$ 0.83	**$ 1.75**
Basic – pro forma	$ 0.62	$ 0.74	**$ 1.63**
Diluted – as reported	$ 0.72	$ 0.82	**$ 1.74**
Diluted – pro forma	$ 0.61	$ 0.74	**$ 1.61**

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended December 31,		
Numbers in this table not in thousands	2002	2003	**2004**
Weighted-average fair value of options granted	$ 13.53	$ 9.96	**$ 15.72**
Expected lives (years)	5.00	5.00	**5.00**
Dividend yield (%)	0.00	0.00	**0.00**
Risk-free interest rate (%)	2.78	3.25	**3.63**
Expected volatility (%)	57.47	41.22	**53.99**

All options granted during the years ended December 31, 2002, 2003 and 2004 were granted with an exercise price equal to the fair value of the Company's common stock at the grant date. The estimated pro forma amounts include the compensation cost for the Company's Employee Stock Purchase Plan based on the fair value of the contributions made under this plan, consistent with the method of SFAS No. 123.

ADVERTISING COSTS

Advertising costs are charged to operations as incurred. Advertising costs were approximately $1.0 million, $0.9 million and $0.8 million for the years ended December 31, 2002, 2003 and 2004, respectively.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to operations as incurred. Research and development costs are listed as a separate line item on the Company's consolidated statements of operations. In the fourth quarter of 2003, the Company acquired from Eli Lilly & Company for $65.0 million the patents for the compound dapoxetine. The $65.0 million payment to Lilly was recorded to research and development expenses because dapoxetine is still in development and has not been approved for sale in any country.

RESTRUCTURING CHARGES AND GAIN ON SALE OF ASSETS

In 2004, the Company recorded a $2.6 million restructuring charge associated with exiting the Company's chemistry facility in Research Triangle Park, North Carolina. These charges include lease payments and termination costs, net of sublease rentals, of approximately $2.1 million and a loss on sale of assets used in the chemistry services of approximately $0.5 million. The lease termination liability will be paid over the remaining life of the lease which will end in 2015. During 2004, lease payments and termination costs of $1.4 million were paid. At December 31, 2004, the Company had recorded the remaining restructuring liability of $1.2 million, including deferred rent of approximately $0.5 million, in the consolidated balance sheet as a component of other accrued expenses and deferred rent and other. During 2004, the loss on sale of assets was a non-cash item and was charged to expense during the year.

In July 2003, the Company announced the restructuring of its Discovery Sciences segment. In connection with this restructuring, the Company consolidated its Discovery Sciences operations into its Morrisville, North Carolina and Middleton, Wisconsin facilities, and discontinued offering functional genomics services in Menlo Park, California. In the third quarter, the Company incurred, recorded and paid a charge to earnings of 2003 of $1.9 million for this restructuring. Restructuring charges included $0.9 million for one-time termination benefits, $0.7 million for facility charges and $0.3 million for other related charges.

As a part of the 2003 restructuring, the Company purchased 4.4 million shares of SurroMed, Inc. Series F convertible preferred stock in exchange for $12.0 million in cash and $12.0 million in tangible assets and intellectual property from the Company's Menlo Park operations. The value of the tangible assets and intellectual property was based on an independent appraisal. The Company recorded a gain on sale of assets of $5.7 million as a result of this transaction. The majority of the remaining tangible assets of the restructured operations were transferred to the CRO Phase II through IV division and the remaining Discovery Sciences operations.

RECLASSIFICATIONS

The Company has reclassified certain 2002 and 2003 financial statement amounts to conform to the 2004 financial statement presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Acquisitions

numbers in tables in thousands, except share and per share data

In February 2002, the Company acquired 100% of the outstanding common stock of Medical Research Laboratories International, Inc., or MRL U.S., and Medical Research Laboratories International, BVBA, or MRL Belgium, collectively, MRL. MRL is part of the Development segment of the Company. MRL U.S. operates a specialty central laboratory in Highland Heights, Kentucky, near Cincinnati, Ohio and MRL Belgium operates a central laboratory in Brussels, Belgium. MRL provides highly standardized efficacy and safety testing services for pharmaceutical companies engaged in clinical drug development and is one of the largest central laboratory providers for Phase I-IV global studies involving agents used in cholesterol, endocrine, metabolic and cardiovascular clinical research. The results of operations are included in the Company's consolidated results of operations as of and since February 19, 2002, the effective date of the acquisition. The Company acquired MRL for total consideration of $113.1 million, including $39.0 million in cash, $73.5 million in the Company's common stock (then approximately 2.6 million unregistered shares) and direct acquisition costs of $0.6 million for legal, appraisal and accounting fees.

In April 2002, the Company acquired Piedmont Research Center II, Inc, or PRC, a cancer research laboratory based in Morrisville, North Carolina that performs preclinical evaluations of anti-cancer therapies. The research facility serves national and international pharmaceutical and biotechnology companies. PRC is part of the Discovery Sciences segment of the Company. The results of operations are included in the Company's consolidated results of operations as of and since April 1, 2002, the effective date of the acquisition. The Company acquired PRC for total consideration of $19.6 million, including $2.4 million in cash, $17.1 million in the Company's common stock (then 0.5 million unregistered shares) and direct acquisition costs of $0.1 million for legal and accounting fees.

In June 2002, the Company acquired Complete Software Solutions, Inc., or CSS, a technical consulting firm offering implementation, validation and training services as well as specialized software for pharmaceutical and biotechnology industries. CSS is part of the Development segment of the Company. The results of operations are included in the Company's consolidated results of operations as of and since June 12, 2002, the effective date of the acquisition. The Company acquired CSS for total consideration of $16.8 million in cash.

In June 2002, the Company acquired ProPharma Pte Ltd, an Asian-based clinical research organization with experience in managing pan-Asian clinical trials. ProPharma is part of the Development segment of the Company. The results of operations are included in the Company's consolidated results of operations as of and since June 27, 2002, the effective date of the acquisition. The Company acquired ProPharma for total consideration of $3.0 million in cash. In addition, the Company paid $1.4 million as additional purchase price in the second quarter of 2003. This additional and final purchase price payment was based on the financial performance of ProPharma for the twelve month period ended March 31, 2003.

In July 2003, the Company acquired Eminent Research Systems, Inc., a clinical research organization specializing in medical device development, and Clinsights, Inc., a company affiliated with Eminent through common ownership that provides a range of post-market services to medical device and related pharmaceutical companies and operates proprietary web sites for the dissemination of medical information, online research and product marketing. As a result, Eminent and Clinsights are now part of the Development segment of the Company. Their results of operations are included in the Company's consolidated results of operations as of and since July 18, 2003, the effective date of the acquisitions. The Company acquired Eminent and Clinsights for total consideration of $23.5 million in cash. Under the terms of the merger agreement, the original aggregate purchase price of $25.0 million was reduced by $1.5 million in the first quarter of 2004 as a result of an adjustment to the purchase price based on Eminent's closing balance sheet.

These acquisitions were accounted for using the purchase method of accounting, utilizing appropriate fair value techniques to allocate the purchase price based on the estimated fair values of the assets and liabilities. Accordingly, the estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated balance sheet as of the effective date of the acquisitions.

The total purchase price for the 2003 acquisitions was allocated to the estimated fair value of assets acquired and liabilities assumed as set forth in the following table:

	Eminent	Clinsights	Total
Condensed balance sheet:			
Current assets	$ 677	$ 1,346	$ 2,023
Property and equipment, net	436	226	662
Non-current assets	32	25	57
Deferred tax asset	1,184	1,093	2,277
Current liabilities	(4,946)	(732)	(5,678)
Value of intangible assets:			
Backlog and customer relationship	383	250	633
Goodwill	14,541	9,042	23,583
Total	$ 12,307	$ 11,250	$ 23,557

Purchase price allocations have been finalized for these acquisitions. Goodwill related to Eminent and Clinsights is not expected to be deductible for tax purposes.

The unaudited pro forma results from operations for the Company assuming the 2002 and 2003 acquisitions were consummated as of January 1, 2002 and 2003 were as follows:

	Year Ended December 31,	
	2002	2003
Total revenue	$ 624,772	$ 729,741
Net income	$ 41,008	$ 44,961
Income per share:		
Basic	$ 0.75	$ 0.81
Diluted	$ 0.74	$ 0.80

The above amounts are based upon certain assumptions and estimates. The Company believes these assumptions and estimates are reasonable, but they do not reflect any benefit from economies that might be achieved from combined operations. Pro forma adjustments were made to interest income and income tax, decreasing net income by $583,000 and $574,000 for the twelve-month periods ended December 31, 2002 and 2003, respectively. These adjustments are reflected in the above table. The pro forma financial information presented above is not necessarily indicative of either the results of operations that would have occurred had the acquisitions taken place at the beginning of the period indicated or of future results of operations of the combined companies.

3. Accounts Receivable and Unbilled Services

numbers in tables in thousands, except share and per share data

Accounts receivable and unbilled services consisted of the following:

	December 31,	
	2003	**2004**
Trade:		
Billed	$ 151,525	**$ 183,765**
Unbilled	97,134	**85,404**
Reserve for doubtful accounts	(2,959)	**(4,102)**
	$ 245,700	**$ 265,067**

The Company had 21.2% and 23.1% of its accounts receivable and unbilled services in locations outside the United States as of December 31, 2003 and 2004, respectively. Operations in the United Kingdom comprised 75.7% and 81.0% of this balance as of December 31, 2003 and 2004, respectively.

Change in reserve for doubtful accounts consisted of the following:

	Year Ended December 31,		
	2002	2003	**2004**
Balance at beginning of year	$ 2,881	$ 3,621	**$ 2,959**
Additions charged to costs and expenses	342	284	**1,188**
Deductions	(402)	(1,283)	**(45)**
Acquisitions	800	337	**-**
Balance at end of year	$ 3,621	$ 2,959	**$ 4,102**

4. Property and Equipment

numbers in tables in thousands, except share and per share data

Property and equipment, stated at cost, consisted of the following:

	December 31, 2003	December 31, 2004
Land	$ 2,322	**$ 7,392**
Buildings and leasehold improvements	41,482	**45,493**
Construction in progress	12,939	**21,649**
Furniture and equipment	95,280	**99,778**
Computer equipment and software	65,116	**86,367**
	217,139	**260,679**
Less accumulated depreciation and amortization	(104,996)	**(124,178)**
	$ 112,143	**$ 136,501**

Property and equipment under capital leases, stated at cost, consisted of the following:

	December 31, 2003
Buildings and leasehold improvements	$ 1,577
Computer equipment and software	3,318
	4,895
Less accumulated depreciation and amortization	(3,827)
	$ 1,068

As of December 31, 2004, the Company no longer had any property or equipment under capital leases.

5. Goodwill and Intangible Assets

numbers in tables in thousands, except share and per share data

Changes in the carrying amount of goodwill for the twelve months ended December 31, 2003 and 2004, by operating segment, were as follows:

	Development	Discovery	Total
Balance as of January 1, 2003	$ 126,936	$ 20,472	$ 147,408
Goodwill recorded during the period for prior year acquisitions	1,550	143	1,693
Goodwill recorded during the period for current year acquisitions	24,282	-	24,282
Translation adjustments	4,693	-	4,693
Balance as of December 31, 2003	157,461	20,615	178,076
Change in goodwill recorded during the period for prior year acquisitions (finalization of purchase price adjustments)	**(699)**	**-**	**(699)**
Translation adjustments	**2,404**	**-**	**2,404**
Balance as of December 31, 2004	**$ 159,166**	**$ 20,615**	**$ 179,781**

Information regarding the Company's other intangible assets follows:

	As of December 31, 2003			As of December 31, 2004		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Backlog and customer relationship	$ 2,100	$ 1,969	$ 131	$ 2,733	$ 2,381	$ 352
Patents	280	236	44	280	271	9
License and royalty agreements	2,500	668	1,832	5,000	1,466	3,534
Total	$ 4,880	$ 2,873	$ 2,007	$ 8,013	$ 4,118	$ 3,895

The Company amortizes all intangible assets on a straight-line basis, based on estimated useful lives of two to five years for backlog and customer relationship, five years for patents and three to ten years for license and royalty agreements. The weighted average amortization period for backlog is 2.1 years, patents is 5.0 years, license and royalty agreements is approximately 5.1 years and all intangibles collectively is approximately 3.4 years.

Amortization expense for the twelve months ended December 31, 2002, 2003 and 2004 was $1.0 million, $1.6 million and $1.2 million, respectively. Estimated amortization expense for the next five years is as follows:

2005	$ 1,113
2006	606
2007	369
2008	335
2009	299

6. Short-term Investments and Investments

numbers in tables in thousands, except share and per share data

Short-term investments, which are composed of available-for-sale securities, and Investments consisted of the following:

	December 31,	
	2003	2004
Short-term investments:		
Preferred stock	$ 19,725	$ 48,225
State and municipal securities	29,700	51,850
Other debt securities	-	4,945
Total short-term investments	$ 49,425	$ 105,020
Cost basis investments:		
Investment in Surromed, Inc.	$ 29,007	$ 29,007
Investment in Syrrx, Inc.	25,000	25,000
Investment in Accentia Biopharmaceuticals, Inc.	-	4,771
Investment in Spotlight Health, Inc.	1,230	1,230
Investment in Oriel Therapeutics, Inc.	900	1,800
Investment in Chemokine Therapeutics Corp.	2,700	-
Other equity investments	250	250
Total cost basis investments	59,087	62,058
Marketable equity securities:		
Investment in BioDelivery Sciences International, Inc.	2,284	2,850
Investment in Chemokine Therapeutics Corp.	-	1,750
Total marketable equity securities	2,284	4,600
Total investments	$ 61,371	$ 66,658

The gross realized gains on available-for-sale securities were $31,000 in 2002, $0.6 million in 2003 and $0.6 million in 2004 determined on a specific identification basis.

The Company's available-for-sale securities are composed of ARS. ARS generally have long-term stated maturities; the issuer is not required to redeem the security until 20 to 30 years after issuance. These securities, however, have certain economic characteristics of short-term investments due to a rate-setting mechanism and the ability to liquidate the security without incurring losses from changes in market value. The estimated fair value of available-for-sale securities, excluding the preferred stock, at December 31, 2004, by contractual maturity, were as follows:

Due in 1 year or less	$ 5,945
Due in 1–5 years	1,800
Due in 5–10 years	3,000
Due after 10 years	46,050
	$ 56,795

The Company assesses its investment portfolio on a quarterly basis to determine whether declines in the market value of marketable securities or the net realizable value of cost basis investments are other than temporary. This quarterly review includes an evaluation of, among other things, the market condition of the overall industry of the investee, historical and projected financial performance, expected cash needs and recent funding events.

During 2004, the Company recorded a charge to earnings of $2.0 million for an other than temporary decline in the fair market value of its investment in Chemokine Therapeutics Corp. The write-down of Chemokine was recorded based primarily on its individual historical and projected financial performance and completed or anticipated issuances of shares to new investors at lower valuations than the Company's recorded value.

During 2003, the Company recorded charges to earnings for other than temporary declines in the fair market value of its investment in BioDelivery Sciences International of $1.4 million, Spotlight Health, Inc. of $3.9 million, SLIL Biomedical Corp. of $4.7 million and Signature Bioscience, Inc. (formerly Primecyte, Inc.) of $0.2 million. The write-down of BioDelivery Sciences was based on a decrease in the publicly quoted market price that management believes was other-than-temporary due to the uncertainty of BioDelivery Sciences' strategic direction. The write-down of the Company's investment in Spotlight Health was recorded based primarily on its historical and projected financial performance and the issuance of shares to a new investor at a lower valuation. SLIL and Primecyte were deemed to be impaired primarily as a result of the market condition of their respective industries, historical and projected performance and expected cash needs of the individual companies.

During 2002, the Company recorded a charge to earnings for other than temporary declines in the fair market value of its investments in DNA Sciences of approximately $32.0 million, Gallery Systems of $1.5 million and Intrabiotics Pharmaceuticals of approximately $0.3 million. The investment in DNA Sciences was deemed to be impaired as a result of adverse events experienced by DNA Sciences during the first quarter of 2002. Gallery Systems and Intrabiotics Pharmaceuticals were deemed to be impaired primarily as a result of the market condition of their respective industries, historical and projected performance and expected cash needs of the individual companies.

In September 2003, the Company purchased 4.4 million shares of SurroMed, Inc. Series F convertible preferred stock in exchange for $12.0 million in cash and $12.0 million in tangible assets and intellectual property from the Company's Menlo Park, California operation. Including the 1.0 million shares of SurroMed's Series E convertible preferred stock that the Company purchased in April 2002 for $5.0 million, the Company owned approximately 13.6% of SurroMed's outstanding capital stock as of December 31, 2004. SurroMed is a privately held company that provides biomarker solutions to pharmaceutical and biotechnology companies using proprietary, integrated bioanalysis technologies that detect biological markers and compounds to enable precise diagnosis and personalized treatment of disease. In addition to its biomarker business, SurroMed is developing a protein therapeutic and various nanotechnologies for life science and other applications. In February 2005, the Company acquired substantially all of SurroMed, Inc.'s assets related to its biomarker business. Under the terms of the purchase agreement, in exchange for the assets of SurroMed's biomarker business, the Company surrendered for cancellation its shares of SurroMed preferred stock. For additional discussion regarding the acquisition, see Note 19.

In November 2003, the Company purchased 4.8 million shares of Syrrx, Inc. Series F convertible preferred stock in exchange for $25.0 million. The Company owned approximately 12.1% of Syrrx's outstanding capital stock as of December 31, 2004. The Company signed an agreement to jointly develop and commercialize Syrrx-designed human dipeptidyl peptidase IV, or DPP IV, inhibitors as drug products for the treatment of type 2 diabetes and other major human diseases. The Company will provide preclinical and clinical development resources and expertise for the collaboration and will fund the majority of preclinical and clinical studies through Phase IIb development of selected DPP IV inhibitors. In addition, the Company will make milestone payments to Syrrx upon the occurrence of certain clinical and regulatory events. Syrrx is a privately held drug discovery company with a focus on drug targets that have been validated in human clinical trials. In February 2005, Takeda Pharmaceutical Company Limited announced that it entered into an agreement to acquire 100% of the equity of Syrrx. The Company owns $25.0 million in preferred stock of Syrrx. If Takeda completes the acquisition of Syrrx, based on the terms of the merger agreement, the Company does not anticipate realizing a loss on this investment.

In January 2004, the Company purchased 5.0 million shares of Accentia Biopharmaceuticals, Inc. Series E convertible preferred stock for $5.0 million. The Company owned approximately 6.9% of the outstanding capital stock of Accentia as of December 31, 2004. Accentia's Series E convertible preferred stock pays a dividend based on a percentage of net sales of certain Accentia products. The Company received dividends in excess of Accentia's earnings in 2004 and thus recorded these as a reduction of cost of the investment in Accentia. The Company also received a Class A and Class B warrant, each to purchase up to an additional 5.0 million shares of Series E convertible preferred stock for $1.00 per share. In January 2005, the Company exercised the Class A warrant for the purchase of an additional 5.0 million shares of Series E convertible preferred stock for $5.0 million. The Class B warrant will expire on the earlier of January 7, 2006 or the effective date of a registration statement for the public sale of Accentia common stock in a qualifying initial public offering. Accentia is a privately-held, specialty biopharmaceutical company that focuses on commercializing targeted therapeutics in the respiratory, oncology and critical care areas. In February 2005, Accentia filed a registration statement with the SEC for its proposed initial public offering of its common stock. Accentia proposes to sell in this public offering, in addition to shares for its own account, up to $12.0 million of common stock issuable to the Company upon conversion of 5.0 million shares of the Series E convertible preferred stock held by the Company.

In April 2000, the Company purchased 1.0 million shares of Spotlight Health Series C convertible preferred stock for $5.0 million. As of December 31, 2004, the Company owned approximately 5.4% of Spotlight's outstanding capital stock. The Company entered into an agreement with Spotlight Health and Bank of America, N.A. to guarantee a $2.0 million revolving line of credit provided to Spotlight Health by Bank of America. As of December 31, 2004, Spotlight Health had $2.0 million outstanding under this credit facility. In accordance with the requirements of FASB Statement No. 5, "Accounting for Contingencies" and as clarified by FASB Interpretation No. 45, the Company has recorded in 2003 a liability in the amount of $0.2 million for the fair value of the obligation the Company has assumed under this guarantee. The Company reviews the financial statements of Spotlight Health on a quarterly basis to determine if they have sufficient financial resources to continue operations.

Future events and circumstances might adversely affect Spotlight Health's financial condition and Spotlight Health might not be in the position to repay the facility, in which case Bank of America might attempt to collect against the Company on this guaranty.

In December 2002, the Company purchased 150,000 shares of Oriel Therapeutics, Inc. Series A convertible preferred stock for $150,000. The Company also received, as part of the purchase, a warrant to purchase an equal number of shares of stock offered by Oriel Therapeutics in its next round of financing at a discount. In April 2003, the Company exercised these warrants to purchase 150,000 shares of Oriel Therapeutics Series B convertible preferred stock for $200,000. At the same time, the Company also purchased an additional 255,000 shares of Oriel's Series B convertible preferred stock for $500,000. In March 2004, the Company loaned Oriel $900,000 in the form of debt that is convertible into Oriel Therapeutics' Series B preferred stock at $2.00 per share. The loan is secured by a first lien on Oriel's assets. The Company owned approximately 13.5% in Oriel Therapeutics' outstanding common stock as of December 31, 2004. Oriel is a privately held company pursuing the development of technology to improve drug delivery in the treatment of respiratory and pulmonary diseases.

In April 2003, the Company purchased 2.0 million shares of Chemokine Therapeutics Corp. Series A convertible preferred stock for $2.7 million, which represented approximately a 6.4% interest in the outstanding stock of Chemokine as of December 31, 2004. In December 2004, Chemokine completed an initial public offering, IPO, of its common stock in Canada. Chemokine's common stock trades publicly on the Toronto Stock Exchange. In connection with the IPO, the Company received warrants to purchase 500,000 shares of common stock at the IPO price. These warrants will expire in December 2007. Chemokine focuses on the development of peptide and small molecule therapeutics that are agonists or antagonists of chemokine activity. Chemokines are small proteins that recruit cells to local sites of infection and might be useful as either blood recovery or anti-metastasis agents.

In June 2002, the Company purchased approximately 0.7 million units of BioDelivery Sciences International, Inc. for $3.6 million. Each unit consisted of one share of common stock and one warrant for common stock. The Company's ownership of common stock of BioDelivery Sciences International represented an ownership interest of approximately 9.7% in BioDelivery Sciences International's outstanding common stock as of December 31, 2004. BioDelivery Sciences International is a publicly traded company that is developing and seeking to commercialize a drug delivery technology designed for a potentially broad base of pharmaceuticals, vaccines and over-the-counter drugs.

7. Other Accrued Expenses

numbers in tables in thousands, except share and per share data

Other accrued expenses consisted of the following:

	December 31,	
	2003	**2004**
Accrued salaries, wages, benefits and related costs	$ 44,603	**$ 59,170**
Other	19,146	**42,544**
	$ 63,749	**$ 101,714**

8. Long-Term Debt, Line of Credit and Lease Obligations

numbers in tables in thousands, except share and per share data

LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,	
	2003	**2004**
Capital leases at interest rates up to 10.4%	$ 836	**$ -**
Fair value of guarantee	200	**200**
Note at interest rate of 5.26%	6,626	**6,770**
	7,662	**6,970**
Less: current maturities	(1,381)	**(599)**
	$ 6,281	**$ 6,371**

The Company assumed a note payable in the acquisition of MRL Belgium. This note relates to the laboratory building in Brussels, Belgium that the Company owns as a result of that acquisition. This note matures during April 2017. For the years subsequent to December 31, 2004, annual principal maturities of long-term debt outstanding are as follows:

2005	$ 399
2006	421
2007	444
2008	468
2009 and thereafter	5,038
Total	$ 6,770

LINE OF CREDIT

In July 2004, the Company renewed its $50.0 million revolving credit facility with Bank of America, N. A. Indebtedness under the facility is unsecured and subject to traditional covenants relating to financial ratios and restrictions on certain types of transactions. Borrowings under this credit facility are available to provide working capital and for general corporate purposes. As of December 31, 2004, there was no amount outstanding under this credit facility. However, the aggregate amount the Company is able to borrow has been reduced by $0.8 million due to outstanding letters of credit issued under this facility. This credit facility is currently scheduled to expire in June 2005, at which time any outstanding balance would be due.

LEASE OBLIGATIONS

The Company is obligated under noncancellable operating leases expiring at various dates through 2019 relating to its operating facilities and certain equipment. Rental expense for all operating leases, net of sublease income of $0.8 million, $1.0 million and $2.1 million, was $25.8 million, $28.8 million and $30.3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

The Company completed a sale-leaseback transaction involving real estate in Austin, Texas, in November 1995. Total gross proceeds in the transaction were $12.0 million, resulting in a pre-tax gain of approximately $2.1 million. The gain, which has been deferred, is classified as deferred rent and other in the accompanying consolidated balance sheets and is being amortized as a reduction of rent expense on a straight-line basis over the 15-year lease term. The facilities are leased to the Company with all responsibility of operations and maintenance residing with the Company.

Certain facility leases provide for concessions by the landlords, including payments for leasehold improvements and free rent periods. These concessions have been reflected as deferred rent and other in the accompanying consolidated financial statements. The Company is recording rent expense on a straight-line basis for these leases.

Future minimum payments for all lease obligations for years subsequent to December 31, 2004 are as follows:

	Operating leases
2005	$ 33,633
2006	30,640
2007	25,364
2008	24,174
2009	22,455
2010 and thereafter	81,287
	217,553
Less: sublease income	(26,325)
	$ 191,228

9. Accounting for Derivative Instruments and Hedging Activities

In January 2004, the Company entering into foreign exchange forward and option contracts that are designated and qualify as cash flow hedges under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". Changes in the fair value of the effective portion of these outstanding forward and option contracts are recognized in accumulated other comprehensive income, or OCI. These amounts are reclassified from OCI and recognized in earnings when either the forecasted transaction occurs or it becomes probable that the forecasted transaction will not occur.

Changes in the ineffective portion of a derivative instrument are recognized in earnings in the current period. Effectiveness for forward cash flow hedge contracts is measured by comparing the fair value of the forward contract to the change in the forward value of the anticipated transaction. The fair market value of the hedged exposure is presumed to be the market value of the hedge instrument when critical terms match. Ineffectiveness in 2004 was not significant.

The Company has significant international revenues and purchase transactions and related receivables and payables denominated in non-functional currencies at the Company's foreign subsidiaries. As a result, the Company purchased currency option and forward contracts as cash flow hedges to reduce or eliminate certain foreign currency exposures that can be identified and quantified. Pursuant to its foreign exchange risk hedging policy, the Company may hedge anticipated and recorded transactions and the related receivables and payables denominated in non-functional currencies using forward foreign exchange rate contracts and foreign currency options. Foreign currency derivatives are used only to meet the Company's objective of minimizing the variability in the Company's operating results arising from foreign currency exchange rate movements. The Company does not enter into derivative financial instruments for speculative or trading purposes. Hedging contracts are measured at fair value using dealer quotes and mature within twelve-months from their inception.

The Company's hedging contracts are primarily intended to protect against the impact of changes in the value of the U.S. dollar against other currencies and its impact on operating results. Accordingly, for forecasted transactions, non-U.S. dollar functional subsidiaries incurring expenses in foreign currencies hedge U.S. dollar revenue contracts. OCI associated with hedges of foreign currency revenue is reclassified into revenue upon recognition of the forecasted transaction in the statement of operations. All values reported in OCI at December 31, 2004 will be reclassified to earnings within twelve-months. At December 31, 2004, the face amount of the foreign exchange contracts designated as cash flow hedges was $21.0 million.

The Company also enters into foreign currency forward contracts to hedge against changes in the fair value of monetary assets and liabilities denominated in a non-functional currency. These derivative instruments are not designated as hedging instruments; therefore, changes in the fair value of these contracts are recognized immediately in other income, net as an offset to the changes in the fair value of the monetary assets or liabilities being hedged. At December 31, 2004, the face amount of these contracts was $26.7 million.

At December 31, 2004, the fair value of the Company's foreign currency derivative portfolio was $702,000 recorded as a component of prepaid expenses and other current assets and $59,000 recorded as a component of other accrued expenses.

10. Stock Plans

numbers in tables in thousands, except per share data

RESTRICTED STOCK

In January 2001, the Company awarded 60,000 shares of restricted stock with a fair value of $1.4 million to members of the senior management team. This restricted stock was subject to three-year cliff vesting. Compensation was expensed on a straight-line basis over the three-year vesting period. During 2002, 15,000 shares with a value of $349,000 were forfeited due to terminations of employment prior to the expiration of the three-year cliff vesting period. All remaining shares vested in January 2004.

EQUITY COMPENSATION PLAN

The Company has an equity compensation plan (the "Plan") under which the Company may grant stock options to its employees and directors. As of December 31, 2004, there were 3.9 million shares of common stock available for grant. The exercise price of each option granted is equal to the market price of the Company's common stock on the date of grant and the maximum exercise term of each option granted does not exceed 10 years. Options are granted upon approval of the Compensation Committee of the Board of Directors and vest over various periods, as determined by the Compensation Committee at the date of the grant. The majority of the Company's options vest ratably over a period of three or four years.

A summary of the status of the Plan at December 31, 2002, 2003 and 2004, and changes during the years, is presented below and includes common stock options of the Company:

	2002		2003		**2004**	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,253	$ 13.94	2,458	$ 18.22	**2,503**	**$ 21.31**
Granted	710	28.89	651	28.71	**2,323**	**39.99**
Exercised	(291)	11.55	(398)	12.08	**(376)**	**18.40**
Forfeited	(214)	17.86	(208)	26.47	**(104)**	**27.38**
Outstanding at end of year	2,458	$ 18.22	2,503	$ 21.31	**4,346**	**$ 31.39**
Options exercisable at end of year	1,403	$ 12.83	1,501	$ 16.51	**1,620**	**$ 19.75**

The following table summarizes information about the Plan's stock options at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/04	Weighted Average Exercise Price
$ 1.96 - $ 12.76	**456**	**3.7 years**	**$ 7.53**	**456**	**$ 7.53**
$ 12.77 - $ 21.26	**346**	**4.8 years**	**$ 16.69**	**341**	**$ 16.64**
$ 21.27 - $ 29.76	**618**	**7.5 years**	**$ 26.15**	**416**	**$ 25.38**
$ 29.77 - $ 38.27	**1,110**	**8.5 years**	**$ 30.79**	**407**	**$ 30.27**
$ 38.28 - $ 42.52	**1,816**	**9.9 years**	**$ 42.34**	**-**	**$ -**
	4,346	**8.1 years**	**$ 31.39**	**1,620**	**$ 19.75**

EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors has reserved shares of the Company's common stock for issuance under the Employee Stock Purchase Plan (the "ESPP"). As of December 31, 2004, there were 0.6 million shares of common stock available for issuance. The ESPP has two six-month offering periods (each an "Offering Period") annually, beginning January 1 and July 1, respectively. Eligible employees can elect to make deductions from 1% to 15% of their compensation during each payroll period of an Offering Period. Special limitations apply to eligible employees who own 5% or more of the outstanding common stock of the Company. None of the contributions made by eligible employees to purchase the Company's common stock under the ESPP are tax deductible to the employees. Beginning on July 1, 2005, at the end of an Offering Period, the total payroll deductions by an eligible employee for that Offering Period will be used to purchase common stock of the Company at a price equal to 95% of the reported closing price of the Company's common stock on the last day of the offering period. Prior to July 1, 2005, the purchase price was 85% of the lesser of (a) the reported closing price of the Company's common stock for the first day of the Offering Period, or (b) the reported closing price of the common stock for the last day of the Offering Period. Only 300,000 shares are available for purchase during each of the Offering Periods.

Employees eligible to participate in the ESPP include employees of the Company and most of its operating subsidiaries, except those employees who customarily work less than 20 hours per week or five months in a year. Because the eligible employee determines both participation in and contributions to the ESPP, it is not possible to determine the benefits and amounts that would be received by an eligible participant or group of participants in the future.

During 2004, $5.7 million was contributed to the ESPP and 229,000 shares were issued. The compensation costs for the ESPP as determined based on the fair value of the contributions under the ESPP, consistent with the method of SFAS No. 123, was $0.8 million, $0.8 million and $1.2 million and is reflected in the pro forma net income and basic and diluted net income per share for 2002, 2003 and 2004, respectively, as disclosed in Note 1.

11. Income Taxes

numbers in tables in thousands, except share and per share data

The components of income before provision for income taxes were as follows:

	Year Ended December 31,		
	2002	2003	**2004**
Domestic	$ 57,288	$ 50,632	**$ 125,817**
Foreign	21,359	20,613	**24,028**
Income from continuing operations	$ 78,647	$ 71,245	**$ 149,845**

The components of the provision for income taxes were as follows:

	Year Ended December 31,		
	2002	2003	**2004**
State income taxes:			
Current	$ 3,914	$ 7,364	**$ 4,837**
Deferred	1,776	(4,925)	**2,347**
Federal income taxes:			
Current	23,579	40,531	**28,595**
Deferred	3,385	(22,808)	**11,201**
Foreign income taxes:			
Current	5,539	3,799	**4,551**
Deferred	452	974	**(574)**
Provision for income taxes	$ 38,645	$ 24,935	**$ 50,957**

Taxes computed at the statutory U.S. federal income tax rate of 35% are reconciled to the provision for income taxes as follows:

	Year Ended December 31,		
	2002	2003	**2004**
Effective tax rate	49.2%	35.0%	**34.0%**
Statutory rate of 35%	$ 27,526	$ 24,936	**$ 52,446**
State taxes, net of federal benefit	1,980	1,635	**4,127**
Nontaxable income net of nondeductible expenses	(318)	(1,010)	**(2,214)**
Change in valuation allowance	11,063	1,166	**(4,028)**
Impact of international operations	(901)	(1,004)	**(989)**
Other	(705)	(788)	**1,615**
Provision for income taxes	$ 38,645	$ 24,935	**$ 50,957**

Components of the current deferred tax asset were as follows:

	December 31,	
	2003	**2004**
Future benefit of net operating losses	$ 1,003	**$ 932**
Reserve for doubtful accounts	1,316	**1,806**
Accrued expenses	4,236	**6,447**
Unearned income	6,400	**2,239**
Valuation allowance	(514)	**(557)**
Total current deferred tax asset	$ 12,441	**$ 10,867**

The current deferred tax liability of $74,000 and $770,000 as of December 31, 2003 and 2004, respectively, relates to various expenses deducted for tax purposes, not book purposes.

Components of the long-term deferred tax asset were as follows:

	December 31,	
	2003	**2004**
Other depreciation and amortization	$ (9,527)	**$ (14,326)**
Patent depreciation	25,641	**20,485**
Deferred rent	1,811	**1,945**
Deferred compensation	747	**669**
Investment basis differences	17,348	**4,725**
Capital loss carryforward	-	**5,929**
Valuation allowance	(12,430)	**(7,720)**
Future benefit of net operating losses	1,526	**1,494**
Other	(1,721)	**(827)**
Total long-term deferred tax asset	$ 23,395	**$ 12,374**

Components of the long-term deferred tax liability were as follows:

	December 31,	
	2003	**2004**
Other depreciation and amortization	$ 3,271	**$ 3,347**
Pension	(2,958)	**(2,977)**
Total long-term deferred tax liability	$ 313	**$ 370**

The Company has recorded a deferred tax asset for foreign net operating losses that are subject to either five-year, fifteen-year or indefinite carryforward periods. Management has recorded a valuation allowance against these assets for amounts which it does not believe are more likely than not to be utilized.

The Company also recorded a deferred tax asset related to U.S. net operating losses received in an acquisition in 2003. Although the net operating losses are subject to annual limitation under IRC Section 382, management expects all losses to be utilized during the twenty-year carryforward period that is available. In addition, a deferred tax asset was established for capital losses recognized on the Company's 2003 U.S. tax return and unrealized capital losses. The realized capital loss is eligible to be carried back two years and forward five years. Management has recorded a valuation allowance for the portion of the realized and unrealized capital losses that it does not believe are more likely than not to be utilized.

As of December 31, 2004, the Company had liabilities of $5.2 million for certain unsettled matters in connection with tax positions taken in the Company's tax returns that include interpretations of applicable income tax laws and regulations. Such amounts are based on management's expectation regarding the ultimate tax treatment and outcome of these matters. The Company believes it is unlikely that the resolution of these matters will have a material adverse effect on the Company's financial position or results of operations.

The Company's total valuation allowance relates to the foreign net operating losses and realized and unrealized capital losses. In 2003, the valuation allowance increased by $1.2 million as a result of a $1.3 million valuation allowance on capital loss carryforward assets, offset by a release of valuation allowance of $123,000 on the foreign operating loss carryforward assets. In 2004, the valuation allowance decreased by $4.7 million as a result of managements' analysis of the capital loss carryforward assets utilized or expected to be utilized offset by a $43,000 increase in the valuation allowance on foreign operating loss carryforward assets. During 2004, $0.6 million of the $4.7 million change in valuation allowance was recorded as a component of accumulated other comprehensive income and is not reflected in the calculation of the Company's effective tax rate.

The Company records current and deferred income tax expense related to its foreign operations to the extent those earnings are taxable. Historically, no provision has been made for the additional taxes that would result from the distribution of earnings of foreign subsidiaries because those earnings were expected to be invested permanently. The American Jobs Creation Act of 2004 introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. The Company has not previously recorded a U.S. tax liability on such revenues since we intended to permanently reinvest them in our foreign operations. No provision is being made in 2004 relating to this matter because the Company is currently evaluating the effect of the new Act on its plan for these previously undistributed foreign earnings. The Company expects to complete this evaluation by the end of June 2005. The cumulative amount of undistributed retained earnings of foreign subsidiaries for which no provision has been made was $29.7 million and $50.4 million as of December 31, 2003 and 2004, respectively. The income tax effect of repatriating these earnings is not estimable at this time.

12. Employee Savings and Pension Plans

numbers in tables in thousands, except share and per share data

SAVINGS PLAN

The Company provides a 401(k) Retirement Savings Plan to its U.S. employees. The Company matches 50% of an employee's savings up to 6% of pay and these contributions vest ratably over a four-year period. Company matching contributions, net of forfeitures, for all employees for each of the three years ended December 31, 2002, 2003 and 2004 were $4.1 million, $4.3 million and $4.8 million, respectively.

NON-QUALIFIED DEFERRED COMPENSATION PLAN

The Company provides non-qualified, unfunded deferred compensation plans, which permits certain highly paid executive employees, employed in the U.S., and members of the Board of Directors the opportunity to defer current income for future financial and retirement needs. An eligible employee participant may defer up to 25% of their base salary and/or a portion of their annual bonus on a pre-tax basis. Board of Directors participants may defer up to 100% of their annual retainer and up to 100% of meeting fees on a pre-tax basis. Employee participants also have the opportunity to defer gains on stock options and restricted stock, while the Board of Director participants have the opportunity to defer stock option gains. Amounts deferred each quarter will earn interest based upon the three month London Interbank Offered Rate, or LIBOR, plus 1.5%. In addition, the plan offers a number of account distribution options providing flexibility for financial and retirement planning.

Deferred compensation will be paid to a participant on the earliest to occur of termination, retirement, death, disability or a "Change of Control." Employee participants can elect to receive their accounts in the form of a single lump sum payment or, if they retire from the Company after age 55 with ten years of service, in semi-annual installments for five, ten or fifteen years. If they terminate employment prior to attaining age 55 and ten years of service, the Company has the right to make a lump sum payout to the participant of the balance in their accounts, without regard to the payment date or form of payment they elected. Board of Directors participants can elect to receive their account balances, with respect to each year of deferral, in the form of a single lump sum payment or in ten semi-annual installments upon the occurrence of each payment event. At December 31, 2003 and 2004, the Company recorded the deferred compensation liability of $804,000 and $932,000, respectively, in the consolidated balance sheet as a component of other accrued expenses.

PENSION PLANS

Pension costs are determined under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" and related disclosures are determined under the provisions of Statement of Financial Accounting Standards No. 132 (Revised 2003), "Employers' Disclosures about Pensions and other Postretirement Benefits".

The Company has a separate contributory defined benefit plan for its qualifying United Kingdom employees employed by the Company's U.K. subsidiaries. This pension plan was closed to new participants as of December 31, 2002. The benefits for the U.K. Plan are based primarily on years of service and pensionable salary at retirement. Plan assets consist principally of investments managed in a mixed fund.

Following closure of the above plan to new participants, the Company set up a new defined contribution plan for qualifying U.K. employees employed by the Company's U.K. subsidiaries. The employees can contribute between 3% and 6% of their annual compensation and the Company matches those contributions with 5% to 8% of the employees' annual compensation. Company contributions for the year ended December 31, 2003 and 2004 were $59,000 and $182,000, respectively.

The Company uses a November 30 measurement date for its plan.

Pension costs for the U.K. Plan included the following components:

	Year Ended December 31,		
	2002	2003	**2004**
Service cost benefits earned during the year	$ 1,085	$ 943	**$ 1,307**
Interest cost on projected benefit obligation	1,045	1,354	**1,838**
Expected return on plan assets	(848)	(1,132)	**(1,537)**
Net amortization and deferral	53	457	**643**
Net periodic pension cost	$ 1,335	$ 1,622	**$ 2,251**

Weighted average assumptions used to determine benefit obligation at end of year were as follows:

	2002	2003	**2004**
Discount rate	6.2%	6.1%	**6.0%**
Rate of compensation increase	4.0%	4.4%	**4.5%**

Weighted average assumptions used to determine net periodic pension cost for years ending December 31 were as follows:

	2002	2003	**2004**
Discount rate	6.5%	6.2%	**6.1%**
Rate of compensation increase	4.0%	4.0%	**4.4%**
Long-term rate of return on plan assets	5.5%	7.2%	**7.1%**

To develop the expected long-term rate of return on assets assumption, the Company considered future expectations for yields on investments weighted in accordance with the asset allocation of the pension scheme's invested funds.

The change in benefit obligation, change in plan assets, funded status and amounts recognized for the defined benefit plan were as follows:

	Year Ended December 31,		
	2002	2003	**2004**
Change in benefit obligations:			
Benefit of obligation at beginning of year	$ 14,768	$ 19,793	**$ 28,351**
Service cost	732	943	**1,307**
Interest cost	1,045	1,354	**1,838**
Participant contributions	353	770	**894**
Net actuarial loss	3,066	3,899	**1,698**
Benefits paid	(1,730)	(570)	**(455)**
Foreign currency translation adjustment	1,559	2,162	**2,106**
Benefit obligation at end of year	$ 19,793	$ 28,351	**$ 35,739**
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 14,212	$ 13,286	**$ 18,991**
Actual asset return	(2,036)	1,806	**2,485**
Employer contributions	988	2,243	**2,038**
Plan participants' contributions	353	770	**894**
Benefits and expenses paid	(1,730)	(570)	**(455)**
Foreign currency translation adjustment	1,499	1,456	**1,410**
Fair value of plan assets at end of year	$ 13,286	$ 18,991	**$ 25,363**
Funded status:			
Funded status	$ (6,365)	$ (9,196)	**$ (10,219)**
Unrecognized transition asset	(31)	(20)	**(6)**
Unrecognized net actuarial loss	8,361	12,031	**13,019**
Prepaid pension costs	$ 1,965	$ 2,815	**$ 2,794**

Amounts recognized in statement of financial position were as follows:

	Year Ended December 31,		
	2002	2003	**2004**
Prepaid pension costs	$ 1,965	$ 2,815	**$ 2,794**
Accrued pension liability	(7,905)	(9,859)	**(9,923)**
Accumulated other comprehensive income	7,905	9,859	**9,923**
Net amount recognized	$ 1,965	$ 2,815	**$ 2,794**

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets were as follows:

	Year Ended December 31,		
	2002	2003	**2004**
Projected benefit obligation	$ 19,793	$ 28,351	**$ 35,739**
Accumulated benefit obligation	$ 19,266	$ 26,199	**$ 32,650**
Fair value of plan assets	$ 13,286	$ 18,991	**$ 25,363**

The accumulated benefit obligation exceeds the fair value of plan assets. The Company recognized an additional minimum liability in accordance with the provisions of paragraphs 36 and 37 of SFAS No. 87 in the amounts of $7,905,000, $1,954,000 and $64,000 at December 31, 2002, 2003, and 2004, respectively.

PLAN ASSETS

The Company's pension plan weighted-average allocations by asset category are as follows:

	As of November 30,	
	2003	**2004**
Asset Category		
Equity securities	82%	**82%**
Debt securities	17%	**17%**
Cash and net current assets	1%	**1%**
Total	100%	**100%**

The plan assets are managed by an independent third party which track the return on a benchmark portfolio matching the above strategic asset allocation. The trustees have determined based on advice from our financial advisors the above mix of asset types in order to meet the investment objectives of the pension plan.

EXPECTED CASH FLOWS

The Company expects to contribute $1.9 million to fund its pension plan during 2005. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Expected benefit payments for fiscal year ending:	2005	$ 480
	2006	499
	2007	556
	2008	652
	2009	787
	Next 5 years	4,279

13. Commitments and Contingencies

The Company currently maintains insurance for risks associated with the operation of its business, provision of professional services, and ownership of property. These policies provide coverage for a variety of potential losses, including, without limitation, loss or damage to property, bodily injury, general commercial liability, professional errors and omissions, and medical malpractice. The Company's retentions and deductibles associated with these insurance policies range from $0.25 million to $0.5 million.

The Company is self-insured for health insurance for employees located within the United States. The Company maintains stop-loss insurance on a "claims made" basis for expenses in excess of $0.25 million per member per year. As of December 31, 2003 and December 31, 2004, the Company maintained a reserve of approximately $3.7 million and $3.6 million, respectively, included in other accrued expenses on the consolidated balance sheets, to cover open claims and estimated claims incurred but not reported.

In September 2003, the Company entered into agreements with SurroMed, Inc. pursuant to which the Company committed to pay for biomarker discovery services from SurroMed for $2.0 million, $2.0 million, $1.0 million and $1.0 million during the years ended December 31, 2004, 2005, 2006 and 2007, respectively. As of December 31, 2004, the Company had paid SurroMed $1.5 million for biomarker discovery services pursuant to that agreement. In February 2005, the Company acquired substantially all of SurroMed's assets related to its biomarker business. In connection with this acquisition, the biomarker discovery services agreement, together with the associated purchase commitments, were terminated.

The Company signed an agreement to jointly develop and commercialize Syrrx-designed human dipeptidyl peptidase IV, or DPP IV, inhibitors as drug products for the treatment of type 2 diabetes and other major human diseases. The Company is obligated to provide preclinical and clinical development resources and expertise for the collaboration, and to fund the majority of preclinical and clinical studies through Phase IIb development of selected DPP IV inhibitors. The Company and Syrrx have agreed to share equally the costs of Phase III development. In addition, the

Company agreed to make milestone payments up to $17.5 million to Syrrx for each collaboration product upon the occurrence of certain clinical and regulatory events. In September 2004, the Company filed an investigational new drug application for one Syrrx DPP IV inhibitor and the Phase I clinical study for that inhibitor commenced in late October 2004. In the fourth quarter of 2004, the Company expensed the first milestone payment to Syrrx of $2.5 million as a result of the commencement of the Phase I studies. The remaining milestone payments will be expensed when the event triggering payment of the milestone occurs. In the event the Company is successful in obtaining approval to market a drug product under the collaboration with Syrrx, the Company and Syrrx will share equally the profits from drug sales. In February 2005, Takeda Pharmaceutical Company Limited announced that it entered into an agreement to acquire 100% of the equity of Syrrx. At this time, the Company does not know what impact, if any, this acquisition will have on the DPP IV collaboration with Syrrx.

In April 2003, the Company made an equity investment in Chemokine Therapeutics Corp. In connection with this investment, Chemokine granted the Company an exclusive option to license a proprietary peptide for a one-time license fee of $1.5 million. If the Company chooses to exercise this option, it will be obligated to pay the license fee plus the costs for future development work on the peptide. Chemokine also granted the Company the right to first negotiate a license to other peptides.

In November 2003, the Company became a limited partner in A. M. Pappas Life Science Ventures III, LP, a venture capital fund. The Pappas Fund was established for the purpose of making investments in equity securities of privately held companies in the life sciences, healthcare and technology industries. Under the terms of the agreements with the Pappas Fund, the Company committed to invest up to an aggregate of approximately $2.5 million in the Pappas Fund. No capital call can exceed 10% of the Company's aggregate capital commitment and no more than two-thirds of the Company's commitment could be called prior to May 2005. As such, the Company anticipates that its aggregate investment will be made through a series of future capital calls over the next several years. The first capital call was made in January 2005 at which time the Company invested $75,000. The second capital call is due in March 2005, at which time the Company will invest an additional $90,000. The Company's capital commitment will expire in May 2009.

In the fourth quarter of 2003, the Company acquired from Eli Lilly & Company the patents for the compound dapoxetine for development in the field of genitourinary disorders. This compound is currently licensed to ALZA Corporation, a subsidiary of Johnson & Johnson, and is being developed for premature ejaculation. Under the terms of the agreement with Lilly, the Company paid Lilly $65.0 million in cash and agreed to pay Lilly a royalty of 5% on annual net sales of dapoxetine in excess of $800 million. Dapoxetine has not been approved for sale in the United States or any foreign country.

Under most of the agreements for Development Group services, the Company agrees to indemnify and defend the sponsor against third-party claims based on the Company's negligence or willful misconduct. Any successful claims could have a material adverse effect on the Company's financial condition, results of operations and future prospects.

In the normal course of business, the Company is a party to various claims and legal proceedings. The Company is in litigation with a client that is claiming the Company breached its contract and committed tortious acts in conducting a clinical trial. That former client is claiming that it does not owe us the remaining amounts due under the contract and is seeking other damages from the Company's alleged breach of contract and tortious acts. The Company records a reserve for these matters when an adverse outcome is probable and the amount of the potential liability is reasonably estimable. Although the ultimate outcome of these matters is currently not determinable, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon the Company's financial condition, results of operations or cash flows for an interim or annual period.

14. Related Party Transactions

The Company leases its Highland Heights, Kentucky building under an operating lease with a shareholder of the Company. Rent paid to this shareholder for the years ended December 31, 2003 and 2004 totaled $651,000 and $652,000, respectively. This lease was renewed on January 1, 2005 and will expire on December 31, 2014. This lease is included in the future minimum payments for all lease obligations included in Note 8.

15. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The carrying amount approximates fair value because of the short maturity of these items.

LONG-TERM DEBT

The Company believes the carrying value approximates the fair value on December 31, 2003 and 2004.

INVESTMENTS

The Company's investment in BioDelivery Sciences International and Chemokine are recorded at $2,850,000 and $1,750,000 at December 31, 2004, respectively. BioDelivery Sciences International and Chemokine are publicly traded companies. The Company records a gain or loss related to these investments at the end of each quarter based on the closing price of these investments at the end of each period. For further information on investments see Note 6.

DERIVATIVE INSTRUMENTS

The Company's derivative financial instruments are recorded at a fair value. As of December 31, 2004, the Company's derivative portfolio had a favorable position of $702,000 recorded as a component of prepaid expenses and other current assets and an unfavorable position of $59,000 recorded as a component of other accrued expenses.

LETTERS OF CREDIT

From time to time, the Company uses letters of credit to back certain guarantees and insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace. As of December 31, 2004, the Company has four letters of credit outstanding for a total of $0.8 million related to its insurance policies and travel department.

16. Business Segment Data

numbers in tables in thousands, except share and per share data

Revenues by principal business segment are separately stated in the consolidated financial statements. Income (loss) from operations, depreciation and amortization, identifiable assets and capital expenditures by principal business segment were as follows:

	Year Ended December 31,		
	2002	2003	**2004**
Income (loss) from operations:			
Development	$ 117,405	$ 150,444	**$ 160,546**
Discovery sciences	(8,960)	(71,603)	**(12,531)**
Total	$ 108,445	$ 78,841	**$ 148,015**
Depreciation and amortization:			
Development	$ 21,546	$ 25,647	**$ 28,276**
Discovery sciences	2,685	2,954	**1,578**
Total	$ 24,231	$ 28,601	**$ 29,854**
Identifiable assets:			
Development	$ 637,660	$ 688,604	**$ 879,123**
Discovery sciences	54,460	90,577	**96,078**
Total	$ 692,120	$ 779,181	**$ 975,201**
Capital expenditures:			
Development	$ 30,602	$ 30,584	**$ 48,315**
Discovery sciences	5,894	1,109	**268**
Total	$ 36,496	$ 31,693	**$ 48,583**

17. Operations by Geographic Area

numbers in tables in thousands, except share and per share data

Geographic information for net revenue and operating income by country is determined by the location where the services are provided for the client. Geographic information for identifiable assets by country is determined by the physical location of the assets.

The following table presents information about the Company's operations by geographic area:

	Year Ended December 31,		
	2002	2003	**2004**
Net revenue:			
United States	$ 484,954	$ 558,456	**$ 609,248**
U.K.	47,004	52,902	**64,396**
Other (a)	76,699	115,625	**167,612**
Total	$ 608,657	$ 726,983	**$ 841,256**
Operating income:			
United States	$ 85,130	$ 49,289	**$ 106,705**
U.K.	7,998	8,273	**9,704**
Other (a)	15,317	21,279	**31,606**
Total	$ 108,455	$ 78,841	**$ 148,015**
Identifiable assets:			
United States	$ 578,146	$ 628,422	**$ 753,379**
U.K.	56,652	70,681	**124,076**
Other (a)	57,322	80,078	**97,746**
Total	$ 692,120	$ 779,181	**$ 975,201**

(a) Principally consists of operations in 35 countries, 11 of which are located in Europe, none of which comprises more than 8% of net revenue, operating income or identifiable assets.

18. Quarterly Financial Data (Unaudited)

numbers in tables in thousands, except share and per share data

2003	First	Second	Third	Fourth	Total
Net revenue	$ 169,877	$ 184,970	$ 179,515	$ 192,621	$ 726,983
Operating income (loss)	32,410	34,180	38,599	(26,348)*	78,841
Net income (loss)	21,167	16,840	24,825	(16,522)*	46,310
Net income (loss) per common share:					
Basic	$ 0.38	$ 0.30	$ 0.44	$ (0.30)	$ 0.83
Diluted	$ 0.38	$ 0.30	$ 0.44	$ (0.30)	$ 0.82
2004					
Net revenue	**$ 195,280**	**$ 200,536**	**$ 215,824**	**$ 229,616**	**$ 841,256**
Operating income	**38,494**	**32,234**	**38,053**	**39,234**	**148,015**
Net income	**24,764**	**23,314**	**24,990**	**25,820**	**98,888**
Net income per common share:					
Basic	**$ 0.44**	**$ 0.41**	**$ 0.44**	**$ 0.46**	**$ 1.75**
Diluted	**$ 0.44**	**$ 0.41**	**$ 0.44**	**$ 0.45**	**$ 1.74**

** In the fourth quarter of 2003, the Company acquired from Eli Lilly & Company for $65.0 million the patents for the compound dapoxetine. The $65.0 million payment to Lilly was recorded to research and development expenses because dapoxetine is still in development and has not been approved for sale in any country.*

19. Subsequent Events

ACQUISITION OF BIOMARKER BUSINESS

In February 2005, the Company completed its acquisition of substantially all of the assets of SurroMed, Inc.'s biomarker business. The assets acquired by the Company consist of equipment, fixtures, leasehold improvements, intellectual property and contracts related to SurroMed's biomarker business. The acquired biomarker business consists of services and technologies of SurroMed that support drug discovery and drug development by identifying biomarkers using biological, chemical and bioinformatics expertise and technologies. The acquisition will expand the Company's business by adding biomarker discovery and patient sample analysis capability to the collection of services offered by the Company. In exchange for the assets of SurroMed's biomarker business, the Company surrendered to SurroMed for cancellation all of its shares of preferred stock of SurroMed. As additional consideration for the acquisition, the Company assumed approximately $3.4 million of SurroMed liabilities under capital leases and certain additional operating liabilities, and agreed to guarantee repayment of up to $1.5 million under a SurroMed bank loan. This biomarker business will be part of the Discovery Sciences segment of the Company.

As part of the Company's investment in SurroMed in 2003, the Company entered into agreements with SurroMed to purchase biomarker discovery services from SurroMed for $6.0 million over a period of four years and to serve as a non-exclusive representative to market and sell additional SurroMed biomarker discovery services. These agreements were cancelled upon the closing of the acquisition.

AIRPLANE ACQUISITION

In February 2005, the Company acquired a Dassault Falcon 900EX aircraft for $30.5 million in cash. The Company intends to use the aircraft for corporate purposes. The Company financed the acquisition from available cash.

LAND PURCHASE

In January 2005, the Company acquired approximately 7.5 acres of property located in downtown Wilmington, North Carolina, on which the Company plans to construct a new headquarters building. The total purchase price for the land was approximately $2.8 million. In connection with the sale of the property, the seller, Almont Shipping Company, refinanced certain existing liens on the property with the proceeds of an $8.0 million loan from Bank of America, N.A. This loan will mature in January 2006 and is secured by a lien on substantially all of Almont's assets, including a tract of land containing approximately 30.0 acres adjacent to the 7.5 acre tract the Company acquired. This loan is also secured by a guarantee from the Company. Almont's obligation to reimburse the Company in the event the Company is required to pay any sums to Bank of America under the guarantee is also secured by a lien on substantially all of Almont's assets. As a part of this transaction, Almont granted the Company an option to purchase all or a portion of the adjacent 30-acre tract of land at an agreed upon price per acre. The option will expire on January 31, 2007.

SYRRX ACQUISITION BY TAKEDA

In February 2005, Takeda Pharmaceutical Company Limited announced that it entered into an agreement to acquire 100% of the equity of Syrrx, Inc. The Company owns $25.0 million in preferred stock of Syrrx. If Takeda completes the acquisition of Syrrx, based on the terms of the merger agreement, the Company does not anticipate realizing a loss on this investment.

DAPOXETINE MILESTONE

In December 2004, ALZA submitted a new drug application, or NDA, for dapoxetine. The FDA accepted the NDA for filing in February 2005. As a result, the Company is entitled to receive a one-time milestone payment of $10.0 million from ALZA within 30 days of the FDA's acceptance of the NDA.

Board of Directors

Stuart Bondurant, M.D.
Interim Executive Vice President
Executive Dean for Health Sciences
Georgetown University
Professor of Medicine and
Dean Emeritus
School of Medicine
University of North Carolina at
Chapel Hill

Fred N. Eshelman, Pharm.D.
Chief Executive Officer and Vice
Chairman of the Board
PPD, Inc.

Marye Anne Fox, Ph.D.
Chancellor
University of California at San Diego

Frederick Frank
Vice Chairman
Lehman Brothers

Brigadier General
David L. Grange (retired)
Executive Vice President
and COO
Robert R. McCormick Tribune
Foundation

Catherine M. Klema
President
Nettleton Advisors, LLC
Formerly Managing Director,
Healthcare Investment Banking
SG Cowen Securities

Terry Magnuson, Ph.D.
Professor and Chair, Department
of Genetics
School of Medicine
Director, Carolina Center for
Genome Sciences
Director, Cancer Genetics
Program, Lineberger
Comprehensive Cancer Center
University of North Carolina at
Chapel Hill

Ernest Mario, Ph.D.
Chairman of the Board of PPD, Inc.
Chairman and CEO, Reliant
Pharmaceuticals, Inc.

John A. McNeill, Jr.
Chief Executive Officer
Liberty Healthcare Services, LLC

Principal Officers

Linda Baddour
Chief Financial Officer

Frank Casieri
Senior Vice President,
Global Business Development

Paul Covington, M.D.
Executive Vice President,
Development

Fred B. Davenport, Jr.
President

Fred N. Eshelman, Pharm.D.
Chief Executive Officer and
Vice Chairman

Judd Hartman
General Counsel

Colin Shannon
Executive Vice President,
Global Clinical Operations

Shareholder Information

ANNUAL MEETING
The 2005 annual meeting of shareholders will be held at 10 a.m. ET on Wednesday, 18 May, 2005, at the Louise Wells Cameron Art Museum located at 3201 South Seventeenth Street, Wilmington, North Carolina.

NASDAQ NATIONAL MARKET SYMBOL
PPDI

FINANCIAL REPORTS
Copies of the PPD annual report on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission, as well as other investor materials, are available without charge through the PPD Web site at www.ppdi.com or upon request from:

Stephen Smith
Executive Director, Corporate Finance and Investor Relations
PPD
3151 South Seventeenth Street
Wilmington, NC 28412
Telephone: +910 251 0081
Fax: +910 772 7056
E-mail: info@wilm.ppdi.com

TRANSFER AGENT AND REGISTRAR
Wachovia Bank, N.A.
1525 West W.T. Harris Boulevard, NC1153
Charlotte, NC 28262-8522
Telephone: +800 829 8432

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
Raleigh, NC

Common Stock Information

Our common stock is traded under the symbol "PPDI" and is quoted on the Nasdaq National Market System. The following table sets forth the high and low prices for shares of our common stock, as reported by the National Association of Securities Dealers, Inc. These prices are based on quotations among dealers, which do not reflect retail markup, markdown or commissions.

	2004		2003	
	HIGH	LOW	HIGH	LOW
First Quarter	**$31.88**	**$26.73**	$32.24	$21.76
Second Quarter	**$33.34**	**$27.40**	$30.55	$23.96
Third Quarter	**$37.19**	**$29.54**	$29.40	$22.30
Fourth Quarter	**$44.13**	**$35.42**	$31.41	$23.76

As of February 15, 2005, there were approximately 30,600 holders of our common stock.

We have never declared or paid cash dividends as a public company. We have no plans to pay cash dividends to our shareholders and, for the foreseeable future, intend to retain all of our earnings for use in continuing to develop our business.

Worldwide Headquarters
3151 South Seventeenth Street
Wilmington, NC 28412

910 251 0081 PHONE
910 762 5820 FAX

www.ppdi.com